Exhibit 99.3

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL & SPECIAL
MEETING OF SHAREHOLDERS

to be held on

JUNE 30, 2021

Dated as of May 18, 2021

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

{5095-001/01637
51254535.10

About First Mining

Headquartered in Vancouver, British Columbia, First Mining Gold Corp. (“First Mining” or, the “Company”) is a Canadian-focused gold exploration and development company that was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp. and a co-founder of First Quantum Minerals Ltd.

We are a Canadian gold developer, with our primary focus being the development and permitting of our Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. We announced the results of a positive Pre-Feasibility Study for the Springpole Project in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for Springpole targeted by the end of 2021. We also hold a large equity position in Treasury Metals Inc. (“Treasury Metals”) which is advancing the Goliath Gold Complex project towards construction. Our portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “FF”, in the US on the OTCQX under the trading symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. Our management team has decades of experience in evaluating, exploring and developing mineral assets.

i

Letter to shareholders

Dear Shareholder:

It is my pleasure to invite you to our 2021 annual general & special meeting of shareholders to be held on Wednesday, June 30, 2021 at 10:00 a.m. (Pacific Time) (the “Meeting”). Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors and management of First Mining.

As the Meeting will be completely virtual, shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://agm.issuerdirect.com/ff. Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend and listen to the Meeting, but will not be able to vote at the Meeting.

At the Meeting, shareholders will be asked to, among other things, pass a special resolution approving a statutory plan of arrangement (the “Plan of Arrangement”) whereby First Mining will distribute 23,333,333 common shares (each, a “Treasury Metals Share”) of Treasury Metals Inc. (“Treasury Metals”) and 35,000,000 common share purchase warrants (each, a “Treasury Metals Warrant”) of Treasury Metals to shareholders of First Mining on a pro rata basis, by way of a reduction in the capital of the common shares (“Common Shares”) of First Mining (the “Distribution”). Pursuant to the Plan of Arrangement, for each Common Share issued and outstanding on the Distribution Record Date (as defined in the Plan of Arrangement), the holder of such Common Share shall receive: (i) that portion of a Treasury Metals Share determined by dividing the 23,333,333 Treasury Metals Shares by the number of Common Shares issued and outstanding on the Distribution Record Date; and (ii) that portion of a Treasury Metals Warrant determined by dividing the 35,000,000 Treasury Metals Warrants (such number of Treasury Metals Warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture dated August 7, 2020 between Treasury Metals and TSX Trust Company (the “Warrant Indenture”), as described below) by the number of Common Shares issued and outstanding on the Distribution Record Date.

First Mining agreed to complete the Distribution as part of the terms of the transaction completed on August 7, 2020 whereby Treasury Metals acquired the Goldlund Gold Project from First Mining for consideration that included the Treasury Metals Shares and Treasury Metals Warrants. First Mining previously announced that 70,000,000 Treasury Metals Shares would be distributed to shareholders; however, such number has been adjusted to 23,333,333 Treasury Metals Shares as a result of a three for one consolidation (the “Consolidation”) of the Treasury Metals Shares that became effective on August 11, 2020. In addition, as a result of the Consolidation, (i) the number of Treasury Metals Shares issuable upon exercise of each Treasury Metals Warrant was adjusted from one Treasury Metals Share to 0.33 of a Treasury Metals Share, and (ii) the exercise price of the Treasury Metals Warrants was adjusted from $0.50 per Treasury Metals Share to $1.50 per Treasury Metals Share, all in accordance with the terms of the Warrant Indenture.

Prior to the Distribution, the Company intends to work with Treasury Metals and TSX Trust Company to amend the terms of the Warrant Indenture, such that there will be 11,666,666 Treasury Metals Warrants issued and outstanding, each being exercisable for one Treasury Metals Share at an exercise price of $1.50 per Treasury Metals Share. If such amendment takes place, for each Common Share issued and outstanding on the Distribution Record Date, the holder of such Common Share shall receive that portion of a Treasury Metals Warrant determined by dividing the 11,666,666 (rather than 35,000,000) Treasury Metals Warrants by the number of Common Shares issued and outstanding on the Distribution Record Date.

After careful consideration, the board of directors of the Company (the “Board”) has unanimously determined that the Distribution is fair to shareholders and is in the best interests of the Company and its shareholders. Further information regarding the Distribution is contained in the enclosed management information circular (the “Circular”). The Board has unanimously approved the Distribution and recommends that shareholders vote in favour of the special resolution approving the Distribution.

To be effective, the Distribution must be approved by a special resolution passed by at least 66⅔% of the votes cast by shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each Common Share held. The Distribution is not subject to the minority approval requirements of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

The Meeting is your opportunity to vote on various items of business (including the Distribution), meet our Board and management team virtually via the webcast, and learn more about our project developments, our performance over the past year and our future plans. Please take some time to read the Circular because it includes important information about the Meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors.

Your vote is very important. You can vote online before the proxy cut-off date and time of Monday, June 28, 2021 at 10:00 a.m. (Pacific Time) or by phone, fax or mail.

If you have any questions and/or need assistance in voting your shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Thank you for your continued support as we move our business forward.

Yours sincerely,

/s/ Daniel W. Wilton

Daniel W. Wilton
Chief Executive Officer and Director

Vancouver, British Columbia
May 18, 2021

Notice of 2021 Annual General & Special Meeting of Shareholders

When

Wednesday, June 30, 2021 at 10:00 a.m. (Pacific Time)

Where

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely virtual meeting, which will be conducted via live webcast at https://agm.issuerdirect.com/ff. Shareholders will not be able to attend the Meeting in person.

We will cover six items of business at our 2021 annual general & special meeting (the “Meeting”):

1.
Receive our audited consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon;

2.
Fix the number of directors to be elected at the Meeting at five;

3.
Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;

4.
Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay;

5.
Consider and, if deemed appropriate, pass, with or without variation, a special resolution of the shareholders (the “Distribution Resolution”), the full text of which is attached as Appendix “C” to the enclosed management information circular (the “Circular”) approving a statutory plan of arrangement under section 288 of the Business Corporations Act (British Columbia) which will effect the distribution (the “Distribution”) on a pro rata basis of 23,333,333 common shares of Treasury Metals Inc. (“Treasury Metals”) and 35,000,000 common share purchase warrants of Treasury Metals (such number of common share purchase warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture dated August 7, 2020 between Treasury Metals and TSX Trust Company, as described in the Circular under the heading “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities Pursuant to the Plan of Arrangement – Details of the Distribution”) to shareholders of First Mining, by way of a reduction in capital of the common shares (“Common Shares”) of First Mining; and

6.
Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Registered shareholders have a right of dissent in respect of the proposed Distribution and to be paid the fair value of their Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Appendix “G”. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

Record date

The record date for the Meeting is May 3, 2021. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020 will also accompany this notice (collectively, the “Meeting Materials”). Copies of our annual and/or interim financial statements and MD&A are also available◦under◦our◦SEDAR◦profile◦at◦www.sedar.com,◦on◦our◦website◦at
www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

If you will not be attending the Meeting virtually via the live webcast, we request that you read, date and sign the accompanying proxy or voting instruction form, and deliver it according to the instructions set out therein. Your vote must be received by our transfer agent, Computershare Investors Services Inc. (“Computershare”) by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used).

Shareholders who wish to appoint a third-party proxyholder to represent them virtually at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering their third-party proxyholder with Computershare. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register your third-party proxyholder will result in the proxyholder not receiving a 15-digit Control Number from Computershare, and therefore not being able to vote during the virtual Meeting.

To register a proxyholder, shareholders MUST visit http://www.computershare.com/FirstMiningGold by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a 15-digit Control Number via e-mail.

Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.

If you would like us to send you a paper copy of the Meeting Materials, please contact Janet Meiklejohn, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Daniel W. Wilton

Daniel W. Wilton
Chief Executive Officer and Director

Vancouver, British Columbia
May 18, 2021

v

Throughout this document, the terms we, us, our, the Company and First Mining mean First Mining Gold Corp. and its subsidiaries, in the context.

2021 Management Information Circular

You have received this management information circular (the “Circular”) because our records indicate you held common shares (“Common Shares”) of First Mining as of the close of business on May 3, 2021 (the “Record Date”) and we are sending this Circular to you in connection with the 2021 annual general & special meeting of our shareholders to be held on Wednesday, June 30, 2021 (the “Meeting”).

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely virtual meeting, which will be conducted via live webcast at https://agm.issuerdirect.com/ff. Shareholders will NOT be able to attend the Meeting in person.

We encourage you to submit your vote by proxy prior to the Meeting by the proxy deposit deadline, which is 10:00 a.m. (Pacific Time) on Monday, June 28, 2021. On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

This Circular is dated May 18, 2021. Unless otherwise stated, all information in this Circular is current as of May 18, 2021, and all dollar figures are in Canadian dollars.

The notice and access notification regarding the Meeting is being mailed to you on May 21, 2021 with a proxy or voting instruction form, in accordance with applicable laws.

Questions and Answers

The following briefly addresses some questions that you may have regarding the Meeting, the proposed distribution of common shares (the “Treasury Metals Shares”) of Treasury Metals Inc. (“Treasury Metals”) and common share purchase warrants of Treasury Metals (the “Treasury Metals Warrants” and, together with the Treasury Metals Shares, the “Treasury Metals Securities”) to shareholders, pursuant to a court-approved plan of arrangement and certain other related matters described in this Circular. These answers are only a summary and are qualified in their entirety by the more detailed information that follows. In addition, they may not address all of the questions that may be important to you as a shareholder. Accordingly, we urge you to review the more detailed information contained elsewhere in this Circular.

1.
Who is entitled to vote at the Meeting?

Shareholders as of the close of business on May 3, 2021, or their duly appointed proxies will be entitled to attend the Meeting virtually or register to vote on all matters to be voted on at the Meeting.

2.
Who is soliciting my proxy?

On behalf of management of the Company, we will be soliciting votes for this Meeting and any meeting that is reconvened if it is postponed or adjourned. The cost of solicitation will be borne by the Company.

The Company has also engaged Kingsdale Advisors (“Kingsdale”) as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$45,000 to Kingsdale for the proxy solicitation services in addition to certain out-of-pocket expenses. Shareholders can contact Kingsdale either by toll-free telephone in North America at 1-877-659-1822or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

The Company may utilize the Broadridge QuickVote service to assist non-objecting beneficial shareholders with voting their Common Shares. Non-objecting beneficial shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Common Shares to be represented at the Meeting.

3.
If I am a registered shareholder, how do I vote my shares?

If you are a registered shareholder, you may vote on the internet, by telephone, by fax or by mail. Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

Voting your proxy using the internet is the most efficient and convenient way to vote your Common Shares. Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

You may also complete your proxy form, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to: Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1.

See the section in this Circular entitled “Voting – How to vote? – Registered Shareholders”.

4.
How will my Common Shares be voted if I return my proxy?

The persons named in the form of proxy will vote your Common Shares in accordance with your instructions. In the absence of such instructions, however, your Common Shares will be voted FOR the Distribution Resolution and the other matters being voted on at the Meeting.

5.
If my Common Shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities broker, trustee or otherwise), how do I vote my Common Shares?

Generally, non-registered shareholders who have not waived the right to receive the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2020 and the accompanying management’s discussion and analysis thereon (the “Meeting Materials”) will either (i) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a “voting instruction form” or a “VIF”) which the Intermediary must follow, or (ii) be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary.

If you are a non-registered shareholder, you should carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.

Your Intermediary may have also provided you with the option of voting by telephone or through the internet. Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. We strongly encourage all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com with plenty of time before the cut-off. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Monday, June 28, 2021, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

See the section in this Circular entitled “Voting – How to vote? – Non-Registered Shareholders”.

6.
If I change my mind, can I take back my proxy once I have given it?

Yes. If you are a registered shareholder, you can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and it must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

If you’ve sent in your completed proxy form and subsequently decide to attend the virtual Meeting and vote your Common Shares online during the Meeting using your 15-digit Control Number, you will revoke any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth virtually at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please do not vote again during the virtual Meeting, and instead just join the live webcast by registering and not clicking on the “Vote My Shares” button.

If you are a non-registered shareholder, you can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on Monday, June 28, 2021, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

7.
What am I being asked to vote on at the Meeting?

In addition to the typical matters to be approved at an annual meeting, shareholders will be voting on the approval of the Distribution Resolution which provides for the distribution of 23,333,333 Treasury Metals Shares and 35,000,000 Treasury Metals Warrants (such number of Treasury Metals Warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture dated August 7, 2020 between Treasury Metals and TSX Trust Company (the “Warrant Indenture”), as described under the heading “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities Pursuant to the Plan of Arrangement – Details of the Distribution”) to the shareholders, by way of a reduction in capital of the Common Shares. See the section in this Circular entitled “Particulars of the Matters to be Acted Upon”.

8.
Why is the Distribution being proposed?

First Mining agreed to complete the Distribution as part of the terms of the transaction (the “Treasury Metals Transaction”) completed on August 7, 2020 whereby Treasury Metals acquired the Goldlund Gold Project from First Mining for consideration that included the Treasury Metals Shares and Treasury Metals Warrants.

Our Board is recommending that shareholders vote FOR the Distribution Resolution, as it believes the Distribution provides a number of benefits to shareholders, including, among others:

●
allowing shareholders to directly benefit from the value-enhancing Treasury Metals Transaction, by returning value to the shareholders through a substantial distribution of equity consideration; and

●
providing shareholders with the opportunity to participate in the future success of the Goldlund Gold Project by becoming direct shareholders of Treasury Metals.

See the section in this Circular entitled “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities pursuant to the Plan of Arrangement – Reasons for the Distribution”.

9.
What approvals are required for the Distribution to become effective?

For the Distribution to proceed, the Distribution Resolution must be approved by at least 66⅔% of the votes cast by shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each First Mining Share held. The Distribution is not subject to the minority approval requirements of MI 61-101.

In addition to the necessary shareholder approval, the principal approval required will be that of the Supreme Court of British Columbia (the “Court”), which, under the Business Corporations Act (British Columbia) (“BCBCA”), must approve the Plan of Arrangement. It is expected that, assuming the requisite shareholder approval is received at the Meeting, the hearing of the Court on the Plan of Arrangement will be held, by teleconference or by any other manner as the Court may require, on or about July 5, 2021 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard, at 800 Smithe Street, Vancouver, British Columbia, or at any other date, time and location as the Court may direct. The Notice of Hearing Petition for the Final Order (the “Notice of Hearing of Petition”) in connection with the Final Order is included as Appendix “F”.

10.
What are the tax consequences to me if the Distribution is effected?

For a more detailed description of the Canadian federal income tax consequences to shareholders as a result of the Distribution, see the section in this Circular entitled “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances.

For a description of the U.S. federal income tax consequences to shareholders as a result of the Distribution, see the section in this Circular entitled “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances.

11.
When is the Distribution likely to occur?

It is presently anticipated that, if all required approvals are obtained, the Distribution Record Date (as defined in the Plan of Arrangement) will occur on or about July 14, 2021 and the Effective Date (as defined in the Plan of Arrangement) will occur on or about July 15, 2021. The Distribution will take place on the Effective Date.

The Board will determine the Distribution Record Date and the Effective Date, and notice of such dates will be made through one or more news releases issued by First Mining.

12.
If the Distribution is effected, what will Shareholders receive?

Shareholders of record as of the Distribution Record Date will receive, for each one Common Share held, (i) that portion of a Treasury Metals Share determined by dividing the 23,333,333 Treasury Metals Shares by the number of Common Shares issued and outstanding on the Distribution Record Date; and (ii) that portion of a Treasury Metals Warrant determined by dividing the 35,000,000 Treasury Metals Warrants (such number of Treasury Metals Warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture, as described under the heading in this Circular entitled “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities Pursuant to the Plan of Arrangement – Details of the Distribution”) by the number of Common Shares issued and outstanding on the Distribution Record Date.

First Mining previously announced that 70,000,000 Treasury Metals Shares would be distributed to shareholders; however, such number has been adjusted to 23,333,333 Treasury Metals Shares as a result of a three for one consolidation (the “Consolidation”) of the Treasury Metals Shares that became effective on August 11, 2020. In addition, as a result of the Consolidation, (i) the number of Treasury Metals Warrant Shares issuable upon exercise of each Treasury Metals Warrant was adjusted from one Treasury Metals Warrant Share to 0.33 of a Treasury Metals Warrant Share, and (ii) the exercise price of the Treasury Metals Warrants was adjusted from $0.50 per Treasury Metals Warrant Share to $1.50 per Treasury Metals Warrant Share, all in accordance with the terms of the Warrant Indenture.

13.
If the Distribution is effected, what do Shareholders need to do in order to receive the Treasury Metals Securities to which they are entitled?

If you are a registered shareholder, a Direct Registration System Advice Statement (“DRS Advice”) or certificates representing the number of Treasury Metals Shares and Treasury Metals Warrants (each rounded down to the nearest whole number) that you are entitled to receive pursuant to the Plan of Arrangement will be delivered to you following the Effective Date. If you wish to have your Treasury Metals Securities deposited into a brokerage account, please contract your broker for instructions and assistance in this regard.

Non-registered shareholders should contact their broker or other intermediary for instructions and assistance in receiving their Treasury Metals Securities.

14.
When must I be a shareholder in order to receive Treasury Metals Securities?

You must be a shareholder of record as of the Distribution Record Date.

Any shareholder who duly exercises Dissent Rights (as defined herein) and, following the dissent process under the BCBCA, is ultimately entitled to be paid the fair value for his, her or its Common Shares, will instead be entitled to the fair value of such shares and will not receive Treasury Metals Securities. See the section in this Circular entitled “Dissent Rights”.

15.
Will the Treasury Metals Warrants be listed on any stock exchange?

Pursuant to the investor rights agreement (the “Investor Rights Agreement”) dated August 7, 2020 between First Mining and Treasury Metals, Treasury Metals is required to use commercially reasonably efforts to list the Treasury Metals Warrants for trading on the TSX and the OTCQX in the United States. As of the date of this Circular, neither the TSX nor the OTCQX have approved the listing of the Treasury Metals Warrants and there is no assurance that the TSX and/or the OTCQX will approve the listing of the Treasury Metals Warrants on their respective exchanges.

16.
What should I do with the IRS Form W-9 that was sent to me with the materials for the Meeting?

If you are a U.S person (as defined below) or acting on behalf of a U.S. person, in order to assist the Company in satisfying its obligations with respect to backup withholding of U.S. Federal income tax, the Company requests that you please complete an IRS Form W-9 (enclosed with this Circular) and return it to the Company by e-mail (info@firstmininggold.com) or by mailing the completed Form W-9 to:

First Mining Gold Corp.
Attention: Office Administrator
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

A “U.S. person” means: a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

If you are not a U.S. person, you can ignore that IRS Form W-9 that was sent to you.

17.
Who should I contact if I have questions regarding the Distribution or voting?

Answers to many of your questions may be found in the accompanying Circular. If after reviewing the Circular you have questions about voting your proxy or about the Distribution, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

18.
How can I get more information about Treasury Metals?

Additional information about Treasury Metals can be found on its SEDAR profile at www.sedar.com.

Glossary

In this Circular, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words imparting the singular number will include the plural and vice versa and words importing any gender will include all genders.

“1933 Act” means the U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

“ACB” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital”.

“allowable capital loss” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Articles” means the articles of incorporation of First Mining.

“Audit Committee” means the Company’s audit committee.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Board” or “Board of Directors” means the board of directors of the Company, as constituted from time to time.

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada.

“CEO” means chief executive officer.

“CFO” means chief financial officer.

“Change of Control” has the meaning given to it under the heading “Executive Compensation – Incentive Plan Awards – Termination and Change of Control Benefits”.

“Circular” means this management information circular dated May 18, 2021, together with all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time.

“Code” means the Company’s Code of Business Conduct and Ethics.

“Common Shares” means the common shares in the capital of First Mining.

“Company” or “First Mining” means First Mining Gold Corp., a corporation existing under the BCBCA.

“Compensation Committee” means the Company’s compensation committee.

“Compensation Committee Chairperson” means the chairperson of the Compensation Committee.

“Computershare” means Computershare Trust Company of Canada, at its offices in Vancouver, British Columbia, in its capacity as registrar and transfer agent of the Common Shares.

“Consolidation” means the three for one consolidation of the Treasury Metals Shares that became effective on August 11, 2020.

“COO” means chief operating officer.

“Corporate Governance & Nominating Committee” means the Company’s corporate governance & nominating committee.

“Corporate Governance & Nominating Committee Chairperson” means the chairperson of the Corporate Governance & Nominating Committee.

“Court” means the Supreme Court of British Columbia.

“CPC” means Capital Pool Company, as defined in Policy 2.4 of the TSX-V Corporate Finance Manual.

“CRA” means the Canada Revenue Agency.

“Director Compensation Plan” has the meaning given to it under the heading “Statement of Executive Compensation – Director compensation”.

“Dissenting Resident Holder” means a Resident Holder who validly exercises Dissent Rights.

“Dissenting Shares” means the Common Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent.

“Dissenting Shareholder” mean a registered holder of Common Shares who duly and validly exercises their Dissent Rights in respect of the Distribution in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting U.S. Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Dissenting U.S. Holders”.

“Dissent Procedures” has the meaning given to it under the heading “Dissent Rights”.

“Dissent Rights” means the right of registered holders of Common Shares to exercise a right of dissent under the BCBCA in strict compliance with the Dissent Procedures.

“Distribution” means the distribution of the Treasury Securities on the terms and conditions set out in the Plan of Arrangement.

“Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the shareholders entitled to receive Treasury Metals Shares and Treasury Metals Warrants pursuant to the Plan of Arrangement or such other date as the Board of Directors may select.

“Distribution Resolution” means the special resolutions of the shareholders to approve the Distribution, as required by the Interim Order and the BCBCA and which shall be in, or substantially in, the form set out at Appendix “C”.

“Diversity Policy” has the meaning given to it under the heading “Corporate Governance – Director term limits and Board renewal – Diversity”.

“DRS” means Direct Registration System.

“DRS Advice” means Direct Registration System Advice Statement.

“DSUs” means deferred share units.

“Effective Date” shall be the effective date of the Plan of Arrangement.

“Effective Time” means 12:01 a.m. (Pacific Time) on the Effective Date or such other time on the Effective Date as determined by First Mining.

“Electing First Mining Shareholder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Potential Application of the PFIC Rules to the Distribution”.

“Engquist Agreement” means the employment agreement dated April 23, 2019 between Kenneth Engquist and First Mining.

“Excess” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital”.

“First Mining Options” means options to purchase the Common Shares.

“First Mining Warrants” means share purchase warrants of First Mining exercisable to acquire the Common Shares.

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to First Mining, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of First Mining) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to First Mining).

“Guidelines” has the meaning given to it under the heading “Corporate Governance”.

“Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board from time to time.

“Investor Rights Agreement” means the investor rights agreement dated August 7, 2020 between First Mining and Treasury Metals entered into in connection with the Treasury Metals Transaction.

“Interim Order” means the interim order of the Court providing advice and directions in connection with the Meeting and the Plan of Arrangement, a copy of which is attached as Appendix “E”.

“Intermediary” means an intermediary with which a non-registered shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (each, as defined in the Tax Act) and similar plans, and their nominees.

“IRS” means the Internal Revenue Service.

“Kingsdale” means Kingsdale Advisors.

“Lane Caputo” means Lane Caputo Compensation Inc.

“Lane Caputo Report” means the report of Lane Caputo with respect to executive and Board compensation at the Company.

“Lines Agreement” means the employment agreement dated November 9, 2020 between Stephen Lines and First Mining.

“MD&A” means management’s discussion and analysis.

“Mark-to-Market Election” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Potential Application of the PFIC Rules to the Distribution”.

“Marshall Agreement” means the employment agreement dated May 29, 2015 between Andrew Marshall and First Mining.

“Meeting” means the annual general and special meeting of shareholders to be held June 30, 2021, and any adjournment(s) or postponement(s) thereof, held in order to (i) receive the First Mining’s audited consolidated annual financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon, (ii) fix the number of directors to be elected at the Meeting at five, (iii) elect five directors to the Board to hold office for the ensuing year, (iv) re-appoint PWC as First Mining’s independent auditor for the ensuing year and authorize First Mining’s directors to set the auditor’s pay, and (v) consider, and if thought fit, approve the Plan of Arrangement.

“Meeting Materials” means the Notice of Meeting, this Circular, the audited consolidated annual financial statements of First Mining for the year ended December 31, 2020 and the accompanying MD&A.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions.

“NEOs” means named executive officers.

“New Engquist Agreement” means the amended and restated employment agreement dated January 1, 2021 between Kenneth Engquist and First Mining.

“New Marshall Agreement” means the amended and restated employment agreement dated January 1, 2021 between Andrew Marshall and First Mining.

“New Patel Agreement” means the amended and restated employment agreement dated January 1, 2021 between Samir Patel and First Mining.

“New Wilton Agreement” means the amended and restated employment agreement dated January 1, 2021 between Daniel W. Wilton and First Mining.

“NI 45-102” means National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

“Non-Electing First Mining Shareholder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Potential Application of the PFIC Rules to the Distribution”.

“Non-Electing U.S. Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules – Default PFIC Rules Under Section 1291 of the Tax Code”.

“Non-Resident Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“non-U.S. Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

“Notice and Access” has the meaning given to it under the heading “Notice & Access Process”.

“Notice of Dissent” has the meaning given to it under the heading “Dissent Rights”.

“Notice of Hearing of Petition” means the Notice of Hearing Petition for the Final Order, a copy of which is attached as Appendix “F”.

“Notice of Meeting” means the notice of annual general and special meeting in respect of the Meeting.

“Notice Shares” has the meaning given to it under the heading “Dissent Rights”.

“order” has the meaning given to it under the heading “Particulars of the Matters to be Acted Upon – 3. Election of Directors for the ensuing year– Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions”.

“Patel Agreement” means the employment agreement dated June 2, 2016 between Samir Patel and First Mining.

“Peer Group” means the group of 19 comparator companies established in the Lane Caputo Report.

“PFIC” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Receipt of Treasury Metals Securities Pursuant to the Distribution”.

“PFIC Asset Test” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules”.

“PFIC Income Test” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules”.

“Plan of Arrangement” means the plan of arrangement, set forth in Appendix “D” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

“Proposed Amendments” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“PUC” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital”.

“PwC” means PricewaterhouseCoopers LLP.

“QEF” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Potential Application of the PFIC Rules to the Distribution”.

“QEF Election” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – Potential Application of the PFIC Rules to the Distribution”.

“QFC” means a “qualified foreign corporation”.

“Record Date” means the record date for notice of and voting at the Meeting, being fixed as May 3, 2021.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Regulation S” means Regulation S promulgated under the 1933 Act.

“Regulations” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Resident Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“RSUs” means restricted share units.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com.

“Springpole” or “Springpole Project” means the Company’s Springpole Gold Project in northwestern Ontario.

“Subsidiary PFIC” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules”.

“Sundance Acquisition” has the meaning given to it under the heading “Statement of Executive Compensation – Compensation discussion and analysis”.

“taxable capital gain” has the meaning given to it under the heading “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“third-party proxyholder” has the meaning given to it under the heading “Voting – Voting by Proxy”.

“Treasury Metals” means Treasury Metals Inc., a company existing under the laws of Ontario.

“Treasury Metals Purchase Agreement” means the share purchase agreement between First Mining and Treasury Metals dated June 3, 2020 pursuant to which the Treasury Metals Transaction was completed.

“Treasury Metals Securities” means, together, the Treasury Metals Shares and Treasury Metals Warrants.

“Treasury Metals Shares” means 23,333,333 common shares in the capital of Treasury Metals, which are held by First Mining.

“Treasury Metals Transaction” means the transaction completed on August 7, 2020 whereby Treasury Metals acquired the Goldlund Gold Project from First Mining for consideration that included the Treasury Metals Shares and Treasury Metals Warrants.

“Treasury Metals Warrant Shares” means the common shares in the capital of Treasury Metals issuable upon exercise of the Treasury Metals Warrants.

“Treasury Metals Warrants” means 35,000,000 common share purchase warrants (such number of common share purchase warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture, as described under the heading “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities Pursuant to the Plan of Arrangement – Details of the Distribution”), each exercisable to acquire 0.33 of a Treasury Metals Warrant Share at an exercise price of $1.50 per Treasury Metals Warrant Share until August 7, 2023, which are held by First Mining. The Treasury Metals Warrant Indenture contemplates that the Treasury Metals Warrants shall be exercisable solely by means of a “cashless exercise” whereby the holder of the Treasury Metals Warrants will be entitled to receive a number of whole Treasury Metals Warrant Shares (rounded down to the nearest whole number) that will be determined by (a) subtracting the exercise price from the current market price of Treasury Metals’ common shares, (b) multiplying such difference by the number of Treasury Metals Warrant Shares that otherwise would be issuable upon exercise of the Treasury Metals Warrants if such exercise were by means of a cash exercise rather than a cashless exercise, and (c) dividing the resulting product by the current market price of Treasury Metals’ common shares. For these purposes the current market price of Treasury Metals’ common shares will be the volume weighted average price at which the shares will have traded on the TSX during the five (5) consecutive trading days ending on the trading day immediately prior to the date on which the Treasury Metals Warrants are exercised.

“Treasury Metals Warrant Indenture” means the Common Share Purchase Warrant Indenture dated August 7, 2020, between Treasury Metals and TSX Trust Company, as warrant agent, pursuant to which the Treasury Metals Warrants have been created and issued.

“Treasury Regulations” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

“Treaty” means the Canada-US Tax Convention (1980), as amended.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“United States” or “U.S.” means, as the context requires, the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

“U.S. Holder” has the meaning given to it under the heading “Material Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

“U.S. person” means a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

“VIF” or “voting instruction form” means a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by a non-registered shareholder and returned to the Intermediary or its service company, will constitute such non-registered shareholder’s voting instructions.

“Wilton Agreement” means the employment agreement dated December 20, 2018 between Daniel W. Wilton and First Mining.

Notice & Access Process

We are using the notice and access model (“Notice and Access”) provided under National Instrument 54–101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to our shareholders of the Meeting Materials. We have adopted the Notice and Access delivery model in order to further our commitment to environmental sustainability and to reduce our printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details regarding the date, location and purpose of the Meeting, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

How to request printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR.

Registered shareholders may make their request by contacting Janet Meiklejohn, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone at 1.877.907.7643 (North America) or Direct: 1.303.562.9305 (English) or 1.303.562.9306 (French) (outside of North America) by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, First Mining must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

About the Meeting
Our transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”). They will act as scrutineer of the Meeting and will be responsible for counting the votes on our behalf.

Items of business

1.
Receive our audited consolidated annual financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon (see page 31).

Our audited consolidated annual financial statements for the financial year ended December 31, 2020, and the auditor’s report thereon are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

2.
Fix the number of directors to be elected at the Meeting at five (see page 31).

Our board of directors (the “Board”) currently consists of five directors and we propose to fix the number of directors at five for the ensuing year.

3.
Elect five directors to our Board to hold office for the ensuing year (see page 32).

We have nominated the following individuals as directors for the ensuing year:

●
Keith Neumeyer
●
Raymond Polman
●
Daniel W. Wilton
●
Richard Lock
●
Leanne Hall

Each of the above five director nominees is well qualified to serve on our Board and has expressed his or her willingness to do so. Our directors are elected for a one-year term, which expires at the end of our 2022 annual general meeting, unless the person ceases to be a director before then.

4.
Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay (see page 37).

We have recommended that PricewaterhouseCoopers LLP (“PwC”) be re-appointed as our independent auditor and serve until the end of our 2022 annual general meeting.

5.
Approve the distribution of the Treasury Metals Securities to shareholders pursuant to the Plan of Arrangement (see page 37).

The purpose of the Plan of Arrangement is to distribute the Treasury Metals Securities to shareholders of First Mining. The Board recommends that shareholders vote FOR the Distribution Resolution to be passed at the Meeting.

6.
Transact such other business that is properly brought before the Meeting (see page 67).

We’ll also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting, other than as set forth above.

Quorum and approval

We need a quorum of shareholders to transact business at the Meeting. Under our articles, a quorum is two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the Common Shares entitled to be voted at the Meeting.

To be effective, the Plan of Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each Common Share held.

We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all other items of business, unless otherwise stated.

Record date

We have fixed May 3, 2021 as the Record Date for determining the registered shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and who will be entitled to vote at the Meeting.

Shares and outstanding principal holders

Our authorized capital consists of an unlimited number of Common Shares without par value, each carrying the right to one vote, and an unlimited number of Preferred Shares issuable in series. There are no Preferred Shares outstanding. On a vote by show of hands, every person present at the Meeting who is a shareholder or proxyholder and entitled to vote on the matter has one vote and, on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Common Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

We had a total of 697,717,158 Common Shares outstanding at the close of business on the Record Date.

To the knowledge of our directors and executive officers, no persons or companies beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares as of the Record Date.

Our Common Shares are listed on:

●
the TSX under the symbol “FF”;

●
the US OTCQX market under the symbol “FFMGF”; and

●
the Frankfurt Stock Exchange under the symbol “FMG”.

Interest of certain persons in matters to be acted upon

Other than as described elsewhere in this Circular, none of the following individuals has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

●
each person who has been a director or executive officer of the Company at any time since January 1, 2020;

●
the nominees for director; or

●
any associate or affiliate of any of the above.

Interest of informed persons in material transactions

We are not aware of any informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Company, or any proposed director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2020 or any proposed transaction, which has materially affected or would materially affect the Company or its subsidiaries.

Voting

Who can vote?

You are entitled to receive notice of and vote at the Meeting if you held Common Shares as of the close of business on May 3, 2021, the Record Date for the Meeting.

How to vote?

You can vote by proxy or you can attend the Meeting virtually and vote your Common Shares online during the Meeting (if you are a registered shareholder or a duly appointed and registered third party proxyholder, or you are a non-registered shareholder and have appointed yourself as a proxyholder). Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the Meeting virtually and vote your Common Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder. If you have any questions and/or need assistance in voting your Common Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Registered Shareholders

You are a registered shareholder if you hold Common Shares registered in your name and evidenced by either a share certificate or direct registration statement.

Voting by proxy

Keith Neumeyer, Chairman of the Board, or failing him, Daniel W. Wilton, Chief Executive Officer, have agreed to act as the First Mining proxyholders.

You can appoint someone (a “third-party proxyholder”) other than First Mining’s proxyholders to represent you virtually at the Meeting and vote on your behalf. If you want to appoint someone else, print the name of the person you want as your third-party proxyholder in the space provided on the enclosed proxy form (this person need not be a shareholder) and submit your proxy prior to registering your third-party proxyholder. Registering your third-party proxyholder is an additional step once you have submitted your proxy. Failure to register your third-party proxyholder will result in the third-party proxyholder not receiving a Control Number from Computershare, and therefore not being able to vote during the virtual Meeting. Any shareholder who wishes to register a third-party proxyholder MUST visit the following website, www.computershare.com/FirstMiningGold, by Monday, June 28, 2021 at 10:00 a.m. (Pacific Time) and provide Computershare with their third-party proxyholder’s contact information, so that Computershare may provide the third-party proxyholder with a Control Number via e-mail. See the section in this Circular entitled “Appointment of a third party as proxy” for further details.

Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.

Your proxyholder must vote your Common Shares or withhold your vote, as applicable, according to your instructions on any ballot that may be called for and, if you specify a choice on any matter to be acted upon, your Common Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the First Mining proxyholders but do not tell them how to vote your Common Shares, your Common Shares will be voted as follows:

●
FOR fixing the number of directors at five;
●
FOR electing the five nominated directors listed on the proxy form and in this Circular;
●
FOR re-appointing PwC as the independent auditor, and
FOR authorizing the Board to set the auditor’s pay; and
●
FOR the approval of the Distribution Resolution.

This is consistent with the voting recommendations by management and the Board. If there are other items of business that properlycome before the Meeting, or amendments or variations to theitems of business, the First Mining proxyholders will voteaccording to management’s recommendation.

If you appoint a third-party proxyholder, that person must attend the Meeting virtually and cast their vote online during the Meeting for your vote to be counted. If you are going to appoint such a third-party proxyholder, please ensure you visit
www.computershare.com/FirstMiningGold by Monday, June 28, 2021 at
10:00 a.m. (Pacific Time) and provide Computershare with your proxyholder’s contact information, so that Computershare may provide the proxyholder with a Control Number via e-mail.

Without a Control Number, proxyholders will not be able to vote at the meeting. See the section in this Circular entitled “Appointment of a third-party as proxy” for further details.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and it must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote:

●
on the internet;
●
by telephone;
●
by fax; or
●
by mail.

Computershare must receive your proxy by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to extend or waive the time limit for the deposit of proxies without notice.

Voting your proxy using the internet

This is the most efficient and convenient way to vote your Common Shares.

Go to www.investorvote.com and follow the instructions on the screen. You will need to input your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by telephone

You may vote your Common Shares using the telephone by dialling the following toll-free number from a touch tone telephone: 1.866.732.8683. If you vote using the telephone, you will need your 15-digit control number, which appears on the first page of your proxy form.

Voting your proxy by fax or mail

Complete your proxy form, sign and date it, and send it to Computershare by fax to 1.866.249.7775 (within North America) or 1.416.263.9524 (outside North America) or mail it to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

Non-Registered Shareholders

Only registered shareholders of First Mining and duly appointed and registered third party proxyholders who have received a 15-digit Control Number from Computershare, are permitted to submit their votes online during the virtual Meeting. Most shareholders of First Mining are non-registered shareholders because the Common Shares they own are not registered in their names and appear on an account statement provided by their bank, broker or financial advisor. Common Shares beneficially owned by a non-registered shareholder are registered either:

(i)
in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with regarding the non-registered shareholder’s Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)
in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, First Mining has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to non-registered shareholders.

Intermediaries are required to forward the Notice and Access notification to non-registered shareholders unless a non-registered shareholder has requested paper copies (in which case the Intermediary will forward the Meeting Materials to the non-registered shareholder). Intermediaries often use service companies to forward the Notice and Access notification and Meeting Materials to non-registered shareholders.

Voting using the voting instruction form or proxy form

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute your voting instructions (often called a “voting instruction form” or a “VIF”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one or two-page pre-printed form; or

(ii)
be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy.

In either case, the purpose of these procedures is to enable non-registered shareholders to direct the voting of the Common Shares of First Mining that they beneficially own.

If you are a non-registered shareholder, you should carefully follow the instructions of your Intermediary in order to submit the voting instructions for your Common Shares, including those regarding when and where the completed VIF or proxy form (as applicable) is to be delivered.

Your Intermediary may have also provided you with the option of voting by telephone or through the internet. Your Intermediary must receive your voting instructions in sufficient time for your Intermediary to act on them. We strongly encourage all non-registered shareholders to submit their voting instructions to their Intermediary online at www.proxyvote.com with plenty of time before the cut-off. Computershare must receive proxy vote instructions from your Intermediary by no later than 10:00 a.m. (Pacific Time) on Monday, June 28, 2021, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

If you have any questions and/or need assistance in voting your Common Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of a third-party as proxy

The following applies to shareholders who wish to appoint a third-party proxyholder (i.e. a person other than the management nominees set forth in the form of proxy or voting instruction form) as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend the virtual Meeting and submit their votes online during the Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend the virtual Meeting and submit their votes online during the Meeting MUST submit their proxy or voting instruction form (as applicable) appointing such third-party proxyholder AND register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a 15-digit Control Number from Computershare, and therefore not being able to vote online during the virtual Meeting.

●
Step 1: Submit your proxy or voting instruction form: To appoint a third-party proxyholder, insert the person’s name in the blank space provided in the proxy or voting instruction form (if permitted) and follow the instructions for submitting the proxy or voting instruction form. This step must be completed prior to registering your third-party proxyholder, which is an additional step to be completed once you have submitted your proxy or voting instruction form. If you are a non-registered shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third-party as your proxyholder. See below under this section for additional details.

●
Step 2: Register your third party proxyholder: To register a third-party proxyholder, shareholders MUST visit www.computershare.com/FirstMiningGold by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 and provide Computershare with the required proxyholder contact information, so that Computershare may provide your third party proxyholder with a 15-digit Control Number via email. Without this Control Number, your third-party proxyholder will not be able to vote your Common Shares online during the virtual Meeting.

If you are a non-registered shareholder and wish to vote your Common Shares online during the virtual Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described in Step 2 above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How to attend, ask questions and vote online during the virtual Meeting?”.

If you are a non-registered shareholder located in the United States and wish to vote your Common Shares online during the virtual Meeting or, if permitted, appoint a third-party proxyholder, in addition to the steps described above and below under “How to attend, ask questions and vote online during the virtual Meeting?”, you must obtain a valid legal proxy from your Intermediary then register with Computershare in advance of the Meeting.

Follow the instructions from your Intermediary included with these proxy materials, or contact your Intermediary (i.e. your broker, bank or financial advisor) to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must submit your registration request by sending your legal proxy to Computershare by email USlegalproxy@computershare.com or by courier to:

Computershare Investor Services Inc.
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1
Canada

All registration requests sent to Computershare must be labelled as “Legal Proxy” and must be received by Computershare by no later than 10:00 a.m. (Pacific time) on Monday, June 28, 2021. Computershare will send you a confirmation of your registration by email after they have received your registration materials.

How to attend, ask questions and vote online during the virtual Meeting?

Due to the COVID-19 pandemic, we are holding the Meeting as a completely virtual meeting, which will be conducted via a live webcast at https://agm.issuerdirect.com/ff at 10:00 a.m. (Pacific Time) on Wednesday, June 30, 2021. Shareholders will NOT be able to attend the Meeting in person.

Registered shareholders or third-party proxyholders

In order to attend the virtual Meeting and vote your Common Shares online during the Meeting, you will need a 15-digit Control Number from Computershare (this will be given to registered shareholders and third-party proxyholders duly appointed and registered in accordance with the steps outlined above under “Appointment of a third party as proxy”.

If you will be attending the Meeting virtually, you can submit your vote online during the Meeting rather than completing and submitting the enclosed proxy form in advance of the Meeting. If you wish to do this, simply join the live webcast of the Meeting by visiting https://agm.issuerdirect.com/ff at 10:00 a.m. (Pacific Time) on Wednesday, June 30, 2021, click on “Vote My Shares” and enter your 15-digit Control Number from your proxy to submit your vote.

If you use your 15-digit Control Number to submit your vote online during the virtual Meeting, you will revoke any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth virtually at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please do not vote again during the virtual Meeting, and instead just join the live webcast without clicking on “Vote My Shares”. If you are eligible to vote online during the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting, and ensure your system is compatible with the virtual Meeting platform (which can be assessed at https://agm.issuerdirect.com/ff. You should allow yourself ample time to check into the Meeting online and complete any registration and sign-up procedures. If you require technical support, please call the virtual Meeting provider, Issuer Direct, at 844-399-3386 or 919-744-2718.

Non-registered shareholders

If you are a non-registered shareholder and wish to submit your votes online during the virtual Meeting, you have to: (i) appoint a third party proxyholder or appoint yourself as proxyholder (by inserting your name in the space provided for the proxyholder appointment in the proxy or voting instruction form (as applicable)); (ii) return the duly completed proxy or voting instruction form as instructed by your Intermediary; and (iii) register the proxyholder with Computershare. See “Appointment of a third party as proxy” above for further details. You do not need to complete the voting section of the proxy or voting instruction form (as applicable), since you vote your Common Shares online during the virtual Meeting.

Non-registered shareholders who have not duly appointed and registered themselves as proxyholder and who therefore do not have a 15-digit Control Number will only be able to attend the Meeting virtually as a guest, which will only allow the non-registered shareholder to listen to the Meeting – as a non-registered shareholder, you will not be able to vote your Common Shares online during the virtual Meeting if do not have a 15-digit Control Number from Computershare. This is because First Mining and its transfer agent Computershare, do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder or appoint a third-party proxyholder.

If you are a non-registered shareholder located in the United States and wish to vote online during the virtual Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a third-party as proxy” above for further details.

Asking Questions

The Company believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold the Meeting virtually. It is anticipated that shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the shareholder meetings were held in person. Registered shareholders and non-registered shareholders who have appointed themselves as proxyholders will have the opportunity to submit questions during the Meeting by submitting them in writing through the using the online chat feature on the virtual platform. Questions received from shareholders which relate to the business of the meeting or to the affairs of the Company will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at a shareholder meeting that was being held in person at a physical location. As at a shareholder meeting in person at a physical location, to ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the meeting or to the affairs of the Company or which are determined to be inappropriate or otherwise out of order.

How to change your vote?

The process for changing your vote after it has been submitted differs for registered and non-registered shareholders.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice of revocation signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written notice of revocation must have the seal of the corporation or association, and it must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the written notice of revocation.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

First Mining Gold Corp.
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2
Attention: Samir Patel, General Counsel & Corporate Secretary

If you’ve sent in your completed proxy form and subsequently decide to attend the virtual Meeting and vote your Common Shares online during the Meeting using your 15-digit Control Number, you will revoke any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth virtually at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, please do not vote again during the virtual Meeting, and instead just join the live webcast by registering and not clicking on the “Vote My Shares” button.

If you have any questions and/or need assistance in voting your Common Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Non-Registered Shareholders

You can revoke your prior voting instructions by providing new instructions on a VIF or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your Intermediary in sufficient time for your Intermediary to act on them before 10:00 a.m. (Pacific Time) on Monday, June 28, 2021, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting.

If you have any questions and/or need assistance in voting your Common Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, either by toll-free telephone in North America at 1-877-659-1822 or collect call outside North America at 416-867-2272, or by e-mail at contactus@kingsdaleadvisors.com.

Who processes the votes?

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

Particulars of the Matters to be Acted Upon

1.
Receipt of audited consolidated financial statements

Our audited consolidated annual financial statements for the financial year ended December 31, 2020, and the auditor’s report thereon will be presented to the Meeting. A copy is available on our website at www.firstmininggold.com/investors/reports-filings/financials◦and◦under◦our◦SEDAR◦profile◦at www.sedar.com.

The audited consolidated annual financial statements, auditor’s report thereon and MD&A for the financial year ended December 31, 2020 have been mailed to registered shareholders who have indicated to us that they wish to receive these documents.

2.
Fix the number of directors to be elected at the Meeting at five

Our Board presently consists of five directors and we propose to fix the number of directors at five for the ensuing year. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR fixing the number of directors at five for the ensuing year.

3.
Election of directors for the ensuing year

We have nominated the five current directors of the Company as the five individuals to stand for re-election as directors, based on their mix of skills and experience that we believe are necessary to effectively fulfill the Board’s duties and responsibilities.

Each of our directors is elected annually and holds office until the end of the next annual general meeting of shareholders, unless that person ceases to be a director before then. Each of the nominated directors has confirmed his willingness to serve on the Board for the next year.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR each of the five nominees for director listed in this Circular.

About the Nominated Directors

The following three pages provide information on the five director nominees as of the date of this Circular, including:

●
their province or state and country of residence;

●
their position with the Company;

●
the period or periods during which each has served as a director of the Company;

●
their membership on committees of the Board;

●
their principal occupation, business or employment; and

●
the current equity ownership consisting of Common Shares beneficially owned, or controlled or directed, directly or indirectly, of each director and of each director’s associates or affiliates (certain of the aforementioned information has been provided to us by the nominees themselves).

Director	Board committees	Principal occupation or employment for past five years
Keith Neumeyer Zug, Switzerland Chairman since March 30, 2015	Audit Committee Compensation Committee (chair) Corporate Governance & Nominating Committee
Director and Chairman of First Mining since March 2015
November 2001 to present – Founder, President and Chief Executive Officer of First Majestic Silver Corp. (mining company)
December 1998 to present – Director of First Majestic Silver Corp. (mining company)

Ownership of Securities: 15,730,313 shares 6,852,500 options 750,000 warrants NIL DSUs
Director	Board committees	Principal occupation or employment for past five years
Raymond L. Polman, CPA, CA British Columbia, Canada Director since March 30, 2015	Audit Committee (chair) Compensation Committee Corporate Governance & Nominating Committee	Director of First Mining since March 2015 February 2007 to present – Chief Financial Officer of First Majestic Silver Corp. (mining company)
Ownership of Securities: 500,333 shares 2,512,500 options NIL warrants NIL DSUs

Director	Board committees	Principal occupation or employment for past five years
Daniel W. Wilton British Columbia, Canada Director since January 7, 2019	None
Chief Executive Officer and a Director of First Mining since January 7, 2019

August 2020 to present – Director of Treasury Metals Inc. (mining company)

December 2018 to present – Director of South Star Mining Corp. (mining company)

September 2010 to present – Director of Providence Health Care (non-profit health care provider)

February 2013 to April 2018 – Partner of Pacific Road Capital Management Pty Ltd (global private equity investment firm)

Ownership of Securities: 4,600,000 shares 6,750,000 options 2,000,000 warrants 500,000 RSUs
Director	Board committees	Principal occupation or employment for past five years
Richard Lock Montana, USA Director since April 1, 2020	Audit Committee Corporate Governance & Nominating Committee (chair)
Director of First Mining since April 2020

January 2020 to present – Senior Vice President and Project Director (NorthMet Project) of Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (mining company)

March 2019 to October 2019 – Construction Director of the Peschanka open pit copper mine owned by KAZ Minerals Projects BV (mining company)

September 2018 to December 2019 – Senior Vice President of Arizona Mining Inc. (mining company)

February 2016 to September 2017 – Project Director of Yara International’s Dallol project

Ownership of Securities: NIL shares 500,000 options NIL warrants NIL DSUs

Director	Board committees	Principal occupation or employment for past five years
Leanne Hall Ontario, Canada Director since October 30, 2020	Compensation Committee
Director of First Mining since October 30, 2020

December 2019 to present – Chief Executive Officer of Creative Fire (100% owned Indigenous strategy, engagement, research and data analytics firm)

August 2019 to present – Vice President of Des Nedhe Development Corporation (Indigenous economic development corporation)

February 2016 to August 2019 – Partner and National Leader of Indigenous practice group at Deloitte Canada (professional services firm)

Ownership of Securities: NIL shares 425,000 options NIL warrants 40,000 DSUs

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies, Penalties or Sanctions

No proposed director:

●
is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including ours) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

●
is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

●
has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the proposed directors:

●
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

●
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

●
has entered into a settlement agreement with any securities regulatory authority.

Skills and Experience

We believe it is important for directors to have experience in senior management, governance, compensation, finance, environment, health and safety, and to participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our Board.

Our Board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing First Mining’s strategic direction, management and affairs.

We believe that the directors who have been nominated for election at the Meeting are well qualified to represent the interests of shareholders and appropriately address our business needs, and we recommend that our shareholders vote FOR the five director nominees set out herein.

Advance Notice Provisions

Pursuant to Article 14.2 of First Mining’s Articles, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 nor more than 65 days prior to the date of the meeting. Unless nominations are received in accordance with our Articles by May 30, 2021, being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth above shall be the only nominees eligible to stand for election at the Meeting.

Majority Voting Policy

Our Board has adopted a majority voting policy. Unless there is a contested election, a director who receives more withhold votes than votes “for”, will immediately submit his or her resignation to the Board. The corporate governance and nominating committee of the Board (the “Corporate Governance & Nominating Committee”) will review the matter and recommend to the Board whether to accept the resignation. The resignation will be effective once it has been accepted by the Board. The director will not participate in any deliberations on the matter. We expect to accept the resignation unless there is some special circumstance that warrants the director stay on the Board. In any case, the Board shall determine whether or not to accept the resignation within 90 days of the relevant annual shareholders’ meeting and the Company will promptly issue a news release communicating the Board’s decision. If the Board determines not to accept a resignation, the news release will fully state the reasons for that decision.

4.
Appointment of auditor

At the Meeting, shareholders will be asked to appoint First Mining’s auditor for the ensuing year. Our current auditor, PwC, will be nominated at the Meeting for re-appointment as the Company’s auditor at such remuneration to be fixed by the Board.

In the absence of instructions to the contrary, the First Mining proxyholders will vote the Common Shares represented by each form of proxy, properly executed, FOR re-appointing PwC as our independent auditor for the ensuing year, and FOR authorizing the directors to fix the auditor’s pay.

5.
Distribution of Treasury Metals Securities pursuant to the Plan of Arrangement

General

The purpose of the Plan of Arrangement is to distribute the Treasury Metals Securities to shareholders of First Mining.

Reasons for the Distribution

First Mining agreed to complete the Distribution as part of the terms of the Investor Rights Agreement entered into with Treasury Metals in connection with the closing of the Treasury Metals Transaction.

The Board believes that the distribution of Treasury Metals Securities to shareholders of First Mining will provide a number of benefits to shareholders, including:

●
allowing shareholders to directly benefit from the value-enhancing Treasury Metals Transaction, by returning value to the shareholders through a substantial distribution of equity consideration; and

●
providing shareholders with the opportunity to participate in the future success of the Goldlund Gold Project by becoming direct shareholders of Treasury Metals.

Recommendation of the Board

The Board approved the Distribution and recommended and authorized the submission of the Distribution to the shareholders and the Court for approval. The Board has concluded that the Distribution is in the best interests of First Mining and its shareholders and recommends that shareholders vote FOR the Distribution Resolution proposed to be passed at the Meeting.

Fairness of the Distribution

The Distribution was determined to be fair to the shareholders by the Board based upon the following factors, among others:

●
the procedures by which the Distribution will be approved, including the requirement for: (i) approval at the Meeting by at least 66⅔% of the votes cast by shareholders in person or by proxy; and (ii) approval by the Court after a hearing at which the fairness of the Distribution will be considered;

●
each shareholder at the Distribution Record Date (other than Dissenting Shareholders) will receive, upon completion of the Distribution, the same portion of a Treasury Metals Share and Treasury Metals Warrants per Common Share held; and

●
the opportunity for shareholders who are opposed to the Distribution, upon compliance with certain conditions, to exercise Dissent Rights under the BCBCA, as modified by the Interim Order.

Details of the Distribution

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix “D” to this Circular. Capitalized terms used in the following description but not otherwise defined in this Circular have the meanings ascribed thereto in the Plan of Arrangement. Shareholders are urged to carefully read the Plan of Arrangement in its entirety.

At the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

(a)
each Common Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) shall be directly transferred and assigned by such Dissenting Shareholder to First Mining, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Common Shares by First Mining;

(b)
First Mining shall reduce the paid-up capital of the Common Shares by an amount equal to the fair market value of the Treasury Metals Shares and Treasury Metals Warrants to be distributed to the shareholders as set out in paragraph (c) below;

(c)
the Treasury Metals Shares and Treasury Metals Warrants shall be distributed to the shareholders in satisfaction of the reduction in paid-up capital in paragraph (b) above, on the basis that for each Common Share issued and outstanding on the Distribution Record Date, the holder of such Common Share shall receive: (i) that portion of a Treasury Metals Share determined by dividing the 23,333,333 Treasury Metals Shares by the number of Common Shares issued and outstanding on the Distribution Record Date; and (ii) that portion of a Treasury Metals Warrant determined by dividing the 35,000,000 Treasury Metals Warrants (such number of Treasury Metals Warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture, as described below) by the number of Common Shares issued and outstanding on the Distribution Record Date, and the Treasury Metals Shares and Treasury Metals Warrants transferred to such holders of the Common Shares will be registered in the name of such holders of the Common Shares and First Mining will provide Treasury Metals and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Treasury Metals; and

(d)
the capital account in respect of the Common Shares shall be adjusted to reflect the reduction in paragraph (b) above.

Prior to the Distribution, the Company intends to work with Treasury Metals and TSX Trust Company to amend the terms of the Warrant Indenture, such that there will be 11,666,666 Treasury Metals Warrants issued and outstanding, each being exercisable for one Treasury Metals Warrant Share at an exercise price of $1.50 per Treasury Metals Warrant Share. If such amendment takes place, for each Common Share issued and outstanding on the Distribution Record Date, the holder of such Common Share shall receive that portion of a Treasury Metals Warrant determined by dividing the 11,666,666 (rather than 35,000,000) Treasury Metals Warrants by the number of Common Shares issued and outstanding on the Distribution Record Date.

Adjustments to Convertible Securities

As a result of the Distribution, First Mining’s issued and outstanding warrants will be adjusted in accordance with their terms, with the exercise price and/or number of Common Shares issuable upon the exercise of each warrant being adjusted. Such adjustments will depend in part on the fair market value of the Treasury Metals Securities being distributed. For the purposes of such valuation, the Treasury Metals Shares will be valued using the closing price of the Treasury Metals Shares on the TSX on the Distribution Record Date and the Treasury Metals Warrants will be valued using a Black-Scholes valuation model.

Authority of the Board

By passing the Distribution Resolution, the shareholders will also be giving authority to the Board to, without any requirement to seek or obtain any further approval of the shareholders, amend the terms of the Plan of Arrangement and/or use its judgment to proceed with and cause First Mining to complete the Distribution or to abandon the Distribution. The Board shall only have such authority prior to the date upon which First Mining provides notice to shareholders of the Effective Date and Distribution Record Date through one or more press releases. Although the Board has no current intention to amend the terms of the Plan of Arrangement, it is possible that the Board may determine that certain amendments are appropriate, necessary or desirable.

Court Approval of the Distribution

The Distribution requires the approval of the Court under the BCBCA. Prior to mailing this Circular, First Mining obtained the Interim Order authorizing and directing First Mining to call, hold and conduct the Meeting and submit the Distribution to the shareholders for approval. The Interim Order is attached as Appendix “E”. The Notice of Hearing of Petition in respect of the Final Order is attached as Appendix “F”.

Assuming approval of the Distribution Resolution by the shareholders at the Meeting in the manner required by the Interim Order, First Mining intends to make an application to the Court for the Final Order. The Interim Order provides for a Final Order approving the Distribution to be heard on July 5, 2021 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard, by teleconference at 800 Smithe Street, Vancouver, British Columbia, or at any other date, time and location as the Court may direct. At the hearing, any shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on June 30, 2021 along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition, copies of which are attached as Appendix “E” and “F”, respectively, and satisfy any other requirement of the Court.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Distribution as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Distribution to shareholders. The Court may approve the Distribution, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, First Mining may determine not to proceed with the Distribution. The Court has been advised that if the terms and conditions of the Distribution are approved by the Court, such approval will be relied upon as the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the distribution of the securities to be distributed pursuant to the Distribution.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing of Petition attached as Appendix “F” this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Shareholder Approval of the Distribution

Subject to any further order(s) of the Court, the Distribution must be approved by at least 66⅔% of the votes cast by shareholders present, in person or by proxy, and entitled to vote at the Meeting. The Distribution is not subject to the minority approval requirements of MI 61-101.

In the absence of any instruction to the contrary, the Common Shares represented by proxies appointing the management designees named in the form of proxy will be voted in favour of the Distribution Resolution.

Proposed Timetable for the Plan of Arrangement

The anticipated timetable for the completion of the Plan of Arrangement and the key dates proposed are as follows:

Special Meeting:	June 30, 2021
Final Court Approval:	July 5, 2021
Distribution Record Date:	on or about July 14, 2021
Effective Date:	on or about July 15, 2021

The Board will determine the Effective Date and Distribution Record Date and notice of such dates will be made through one or more news releases issued by First Mining.

Distribution of Treasury Metals Share and Warrant Certificates

If you are a registered shareholder, a DRS Advice or certificates representing the number of Treasury Metals Shares and Treasury Metals Warrants (each rounded down to the nearest whole number) that you are entitled to receive pursuant to the Plan of Arrangement will be delivered to you following the Effective Date. If you wish to have your Treasury Metals Securities deposited into a brokerage account, please contract your broker for instructions and assistance in this regard.

Non-registered shareholders should contact their broker or other intermediary for instructions and assistance in receiving their Treasury Metals Securities.

Expenses of the Distribution

The costs relating to the Plan of Arrangement and Distribution, including, without limitation, accounting and legal fees, will be borne by First Mining.

Risk Factors Relating to the Distribution

The following risk factors should be considered by shareholders in evaluating whether to approve the Distribution. These risk factors should be considered in conjunction with the other information included in this Circular.

Failure to Obtain Required Approvals

The completion of the Distribution is subject to a number of conditions, certain of which are outside the control of First Mining, including shareholders approving the Distribution and the required Court approval, being obtained. There is no certainty, nor can First Mining provide any assurance, that these conditions will be satisfied. If for any reason the Distribution is not completed, the market price of the Common Shares may be adversely affected and shareholders will lose the benefits of the Distribution.

Approval of the Distribution may be delayed due to the ongoing COVID-19 Pandemic

The completion of the Distribution is subject to the approval of the Court. Due to the ongoing COVID-19 pandemic in Canada, obtaining the Interim Order and Final Order may be delayed.

There is No Guarantee that the Treasury Metals Warrants will be Listed on a Stock Exchange

Pursuant to the Investor Rights Agreement, Treasury Metals is required to use commercially reasonable efforts to list the Treasury Metals Warrants for trading on the TSX and the OTCQX in the United States. As of the date of this Circular, the TSX has not approved the listing of the Treasury Metals Warrants and there is no assurance that the TSX will approve the listing of the Treasury Metals Warrants on the TSX.

There is No Guarantee that the Proposed Amendment to the Warrant Indenture will Occur

Prior to the Distribution, the Company intends to work with Treasury Metals and TSX Trust Company to amend the terms of the Warrant Indenture, such that there will be 11,666,666 Treasury Metals Warrants issued and outstanding, each being exercisable for one Treasury Metals Share at an exercise price of $1.50 per Treasury Metals Share. There is no guarantee that such amendment will occur and that all necessary approvals, including the approval of the board of directors of Treasury Metals, will be obtained to effect the amendment.

Income Tax

The Distribution may give rise to adverse tax consequences to shareholders, and each shareholder is urged to consult with his, her or its own tax advisor. See “Material Income Tax Considerations”.

Costs of the Distribution

There are certain costs related to the Distribution, such as legal and accounting fees incurred, that must be paid even if the Distribution is not completed.

Exercise of Dissent Rights

Registered shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Common Shares in cash. If Dissent Rights are exercised in respect of a significant number of Common Shares, a substantial cash payment may be required to be made to such shareholders, which could have an adverse effect on First Mining’s financial condition and cash resources. First Mining may elect, in its sole discretion, not to complete the Distribution if a significant number of shareholders exercise Dissent Rights.

Dissent Rights

The following is a summary of the provisions of the BCBCA relating to a shareholder’s dissent and appraisal rights in respect of the Distribution Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (collectively, the “Dissent Procedures”).

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the Dissent Procedures may result in the loss of all Dissent Rights. The Court hearing the application for the Final Order also has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The Interim Order expressly provides registered shareholders with the right to dissent with respect to the Distribution Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the holder’s Common Shares), provided that the holder duly and validly dissents to the Distribution Resolution and the Distribution becomes effective.

Only registered holders of Common Shares are entitled to dissent. In many cases, Common Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary with whom the non-registered shareholder deals in respect of such Common Shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS & Co., of which the Intermediary is a participant. A beneficial shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Common Shares are re-registered in the beneficial shareholder’s name). Accordingly, a non-registered shareholder who desires to exercise the right of dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Distribution Resolution is required to be received by First Mining or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on the holder’s behalf.

With respect to Common Shares in connection to the Distribution, pursuant to the Interim Order, a registered shareholder may exercise rights of dissent under sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Distribution Resolution must be sent to First Mining c/o Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Canada, Attention: Alexandra Luchenko, by no later than 1:00 p.m. (Pacific Time) on June 28, 2021, or two Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a registered shareholder must dissent with respect to all Common Shares of which it is the registered and beneficial owner. A registered shareholder who wishes to dissent must deliver written notice of dissent (“Notice of Dissent”) to First Mining as set forth above and such Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Non-registered shareholders who wish to exercise Dissent Rights must cause each registered shareholder holding their Common Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a registered shareholder. A vote against the Distribution Resolution, an abstention, or the execution of a proxy to vote against the Distribution Resolution, does not constitute a Notice of Dissent.

A registered shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other non-registered shareholder who beneficially owns Common Shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting; and must dissent with respect to all of the Common Shares registered in his, her or its name or if dissenting on behalf of a non-registered shareholder, with respect to all of the Common Shares registered in his, her or its name and beneficially owned by the non-registered shareholder on whose behalf the shareholder is dissenting. The Notice of Dissent must set out the number of Common Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Common Shares constitute all of the Common Shares of which the shareholder is the registered and beneficial owner and the shareholder owns no other Common Shares beneficially, a statement to that effect; (b) if such Common Shares constitute all of the Common Shares of which the shareholder is both the registered and beneficial owner, but the shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the registered shareholders, the number of Common Shares held by each such registered shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Common Shares; or (c) if the Dissent Rights are being exercised by a registered shareholder who is not the beneficial owner of such Common Shares, a statement to that effect and the name of the non-registered shareholder and a statement that the registered shareholder is dissenting with respect to all Common Shares of the non-registered shareholder registered in such registered holder’s name.

If the Distribution Resolution is approved by shareholders, and First Mining notifies a registered holder of Notice Shares of First Mining’s intention to act upon the Distribution Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such registered shareholder must, within one month after First Mining gives such notice, send to First Mining a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the shareholder on behalf of a non-registered shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the shareholder becomes a Dissenting Shareholder, and is bound to sell and First Mining is bound to purchase those Common Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a shareholder in respect of such Notice Shares, other than the rights set forth in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting Shareholders who are:

(a)
ultimately entitled to be paid fair value for their Common Shares will be deemed to have transferred such Common Shares as of the Effective Time to First Mining, without any further act or formality, and free and clear of all liens, claims and encumbrances, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Distribution had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)
ultimately not entitled, for any reason, to be paid fair value for such Common Shares shall be deemed to have participated in the Distribution on the same basis as a non-dissenting holder of Common Shares; but in no case will First Mining be required to recognize such persons as holding Common Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or First Mining, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on First Mining to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Common Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, First Mining must then promptly pay that amount to the Dissenting Shareholder.

In no case will First Mining or any other person be required to recognize Dissenting Shareholders as shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as shareholders at the Effective Time.

In no circumstances will First Mining or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Common Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Distribution Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Distribution in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Distribution Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with First Mining’s written consent. If any of these events occur, First Mining must return the share certificates or DRS statements representing the Common Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a shareholder, and the Dissenting Shareholder must return any money paid to them in respect of the Notice Shares under, or in purported compliance with sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

Each shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices “E” and “G”, respectively, and seek his, her or its own legal advice. There can be no assurance that the amount a Dissenting Shareholder will receive as fair value for their Common Shares will be more than or equal to the consideration under the Arrangement.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a registered shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures may result in the loss of your Dissent Rights. For a general summary of certain Canadian income tax implications to a Dissenting Shareholder, see “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders” and “Material Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.
Canadian Securities Laws

Treasury Metals is a reporting issuer in the following jurisdictions in Canada: British Columbia, Alberta and Ontario. The Treasury Metals Shares currently trade on the TSX in Canada. The Treasury Metals Warrants are not currently listed on any stock exchange. However, pursuant to the Investor Rights Agreement, Treasury Metals is required to use commercially reasonably efforts to list the Treasury Metals Warrants for trading on the TSX and the OTCQX in the United States.

The distribution of the Treasury Metals Securities pursuant to the Plan of Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. The Distribution is a “control distribution” as defined in National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators (“NI 45-102”); however, at the time of the Distribution, Treasury Metals will have been a “reporting issuer” for the four months preceding the Distribution, First Mining has held the Treasury Metals Securities for more than four months, no unusual effort is made to prepare the market or create a demand for the Treasury Metals Securities, no extraordinary commission or consideration is paid in respect of the Distribution and First Mining has no reasonable grounds to believe Treasury Metals is in default of securities legislation.

With certain exceptions, once First Mining has effected the Distribution, the Treasury Metals Securities may generally be resold in each of the provinces of Canada by the shareholders provided the trade is not a “control distribution” as defined in NI 45-102 , no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Treasury Metals, the insider or officer has no reasonable grounds to believe that Treasury Metals is in default of securities legislation.

To the extent that a shareholder resides in a non-Canadian jurisdiction, the Treasury Metals Securities received by the shareholder may be subject to additional trading restrictions under the applicable securities laws of that jurisdiction.

U.S. Securities Laws

The Treasury Metals Securities distributed to shareholders pursuant to the Distribution have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States, and will be distributed in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and available exemptions from applicable U.S. state registration requirements.

Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance of the securities in such exchange have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Distribution will be considered. First Mining expects the Court to issue the Interim Order on May 17, 2021 and, subject to the approval of the Distribution by the shareholders at the Meeting, it is expected that a hearing in respect of the Final Order will take place at 800 Smithe Street, Vancouver, British Columbia, by teleconference or by any other manner as the Court may require, on or about July 5, 2021 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard. All shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, provided by Section 3(a)(10) thereof, with respect to the distribution of the Treasury Metals Securities to be distributed pursuant to the Distribution. The Court has been informed of this effect of the Final Order.

The hearing in respect of the Final Order is expected to take place at 800 Smithe Street, Vancouver, British Columbia, by teleconference or by any other manner as the Court may require, on or about July 5, 2021 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard.

The Treasury Metals Securities distributed to shareholders pursuant to the Distribution will be freely tradable under the 1933 Act, except by persons who are “affiliates” of Treasury Metals after the Distribution or were affiliates of Treasury Metals within 90 days prior to completion of the Distribution. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The Section 3(a)(10) exemption does not exempt the subsequent issuance of securities issued upon conversion or exercise of securities of securities issued pursuant to the Section 3(a)(10) exemption. Therefore, the Treasury Metals Warrant Shares issuable upon exercise of the Treasury Metals Warrants may not be issued pursuant to the Section 3(a)(10) exemption and may be issued only in transactions that do not require registration under the 1933 Act. The Treasury Metals Warrant Indenture contemplates that the Treasury Metals Warrants shall be exercisable solely by means of a “cashless exercise”, with the result that the issuance of the underlying Treasury Metals Warrant Shares should be eligible for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(9) thereof. Under the 1933 Act, as interpreted by Staff at the U.S. Securities and Exchange Commission, Treasury Metals Warrant Shares issued pursuant to that exemption will be freely tradable under the 1933 Act, except by persons who are then affiliates of Treasury Metals.

Any resale of Treasury Metals Securities or Treasury Metals Warrant Shares by an affiliate of Treasury Metals (or, if applicable, former affiliate, and including, with reference to the Treasury Metals Securities, any person who was an affiliate of Treasury Metals within 90 days prior to completion of the Distribution) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S under the 1933 Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

The foregoing discussion is only a general overview of certain requirements of the 1933 Act applicable to the resale of the securities distributed to shareholders pursuant to the Distribution. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended. The solicitation of proxies is being made by or on behalf of a Canadian issuer in accordance with Canadian securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada, including, without limitation, disclosure with respect to mining operations. Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements and other financial information included in this Circular have been prepared in accordance with IFRS, and are subject to Canadian auditing standards, and thus may not be comparable to financial statements of United States corporations. Likewise, information concerning First Mining and Treasury Metals and their respective current or expected businesses, properties and operations, as applicable, contained or incorporated herein by reference has been prepared in accordance with disclosure requirements applicable in Canada and such disclosure requirements may be materially different from those applicable in the United States.

The enforcement by shareholders of civil liabilities under the securities laws of the United States may be affected adversely by the fact that First Mining is organized under the laws of a jurisdiction other than the United States, that some or all of its officers and directors are residents of countries other than the United States, and that some or all of the experts named in this Circular may be residents of countries other than the United States. As a result, it may be difficult or impossible for shareholders to effect service of process within the United States First Mining or its officers or directors or the experts named herein, or to realize against them upon judgments of the courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

THE DISTRIBUTION AND THE SECURITIES DISTRIBUTABLE PURSUANT TO THE DISTRIBUTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

IRS Form W-9 for U.S. Shareholders

ALL U.S. SHAREHOLDERS ARE ENCOURAGED TO READ AND COMPLY WITH THE FOLLOWING INSTRUCTIONS:

If you are a U.S person (as defined below) or acting on behalf of a U.S. person, in order to assist the Company in satisfying its obligations with respect to backup withholding of U.S. Federal income tax, the Company requests that you please complete an IRS Form W-9 (enclosed with this Circular) and return it to the Company at the following address:

First Mining Gold Corp.
Suite 2070 – 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2
Attention: Samir Patel, General Counsel & Corporate Secretary

A “U.S. person” means: a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.
Material Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

The following summarizes certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to First Mining shareholders in respect of the distribution of Treasury Metals Shares and Treasury Metals Warrants to First Mining shareholders pursuant to the Distribution.

Comment is restricted to First Mining shareholders who, for purposes of the Tax Act, (i) hold their Common Shares solely as capital property, and (ii) deal at arm’s length with and are not affiliated with the First Mining or Treasury Metals (each such shareholder, a “Holder”).

Generally, Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that:

(a)
is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act or a “specified financial institution” as defined in the Tax Act;

(b)
is a person or partnership an interest in which is a “tax shelter investment” for purposes of the Tax Act;

(c)
has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(d)
has entered into or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement”, or a “synthetic equity arrangement” as those terms are or are proposed to be defined in the Tax Act;

(e)
has acquired Common Shares, on the exercise of an employee stock option; or

(f)
is otherwise a Holder of special status or in special circumstances.

All such Holders should consult their own tax advisors with respect to the consequences of the Distribution.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm’s length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

Holders should consult their own tax advisors and the publicly available documents of Treasury Metals with respect to the holding and disposition of the Treasury Metals Shares and the Treasury Metals Warrants acquired pursuant to the Distribution.

In addition, this summary does not address the income tax considerations to holders of First Mining Options and First Mining Warrants.

This summary assumes that the Treasury Metals Shares and Treasury Metals Warrants were proceeds realized by First Mining from a transaction that occurred (a) outside the ordinary course of business of First Mining; and (b) within 24 months of the Effective Date. No tax ruling or legal opinion has been sought or obtained in this regard, or with respect to any of the assumptions made throughout this summary of Certain Canadian Federal Income Tax Considerations, and the summary below is qualified accordingly.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), and our understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof. It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects. This summary does not take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person (including a Holder as defined above). Each person who may be affected by the Distribution should consult the person’s own tax advisors with respect to the person’s particular circumstances.

HOLDERS RESIDENT IN CANADA

This portion of this summary applies only to Holders who are or are deemed to be resident solely in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (each, a “Resident Holder”).

A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property.

Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital

The distribution of Treasury Metals Shares and Treasury Metals Warrants pursuant to the Distribution (the “Distribution”) will be deemed to be a dividend paid by First Mining to the extent the fair market value of the Treasury Metals Shares and Treasury Metals Warrants distributed exceeds the “paid-up capital” (as defined in the Tax Act) (“PUC”) of the Common Shares, determined at the Effective Time (the “Excess”). A Resident Holder will be deemed to have received a dividend equal to their pro rata portion of the Excess at the Effective Time. Any such taxable dividend will be taxable as described below under “Holders Resident in Canada ‒ Taxation of Dividends”. However, First Mining expects that the fair market value of all Treasury Metals Shares and Treasury Metals Warrants distributed pursuant to the Distribution under the Distribution will not exceed the PUC of the Common Shares. Accordingly, First Mining does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Distribution.

A Resident Holder who receives Treasury Metals Shares and Treasury Metals Warrants on the Distribution will realize a capital gain equal to the amount, if any, by which the Distribution, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the “adjusted cost base” (as defined in the Tax Act) (“ACB”) of the Resident Holder’s Common Shares determined immediately before the Distribution. Any capital gain so realized will be taxable as described below under “Holders Resident in Canada ‒ Taxation of Capital Gains and Capital Losses”.

The Resident Holder will acquire the Treasury Metals Shares and Treasury Metals Warrants received on the Distribution at a cost equal to their fair market value as at the Effective Time. The ACB of a Resident Holder’s Common Shares after the Distribution will be equal to the amount, if any, by which the ACB of the Resident Holder’s Common Shares immediately before the Distribution exceeds the aggregate fair market value of the Treasury Metals Shares and Treasury Metals Warrants as at the Effective Time.

Taxation of Dividends

A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a taxable dividend in a taxation year on the Resident Holder’s Common Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a taxable Canadian corporation, including the enhanced dividend gross-up and tax credit that may be applicable if and to the extent that the First Mining designates the taxable dividend to be an “eligible dividend” in accordance with the Tax Act. There may be limitations on the ability of First Mining to designate dividends as “eligible dividends” and First Mining has made commitments in this regard.

A Resident Holder that is a corporation and receives or is deemed to receive a taxable dividend in a taxation year on its Common Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income, subject to all restrictions under the Tax Act.

In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or capital gain. Resident Holders that are corporations are urged to consult their own tax advisers having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may also be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) on any such dividends to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of a First Mining Share generally will be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share. Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes taxable capital gains, for the year.

Minimum Tax on Individuals

A Resident Holder who is an individual (including certain trusts) and receives a taxable dividend on, or realizes a capital gain on the disposition of a First Mining Share may thereby be liable for minimum tax to the extent and within the circumstances set out in the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Dissenting Resident Holder”) and who consequently transfers or is deemed to transfer Common Shares to First Mining for payment by First Mining will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder’s Common Shares determined immediately before the Distribution. Any such taxable dividend will be taxable as described above under “Holders Resident in Canada – Taxation of Dividends”.

The Dissenting Resident Holder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (is exceeded by) the ACB of the Dissenting Resident Holder’s Common Shares determined immediately before the Distribution. Any such capital gain or loss will generally be taxable or deductible as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received.
HOLDERS NOT RESIDENT IN CANADA

This portion of this summary applies only to Holders each of whom at all material times for the purposes of the Tax Act (i) has not been and is not resident or deemed to be resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold First Mining Share in connection with carrying on a business in Canada (each, a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisers with respect to the Distribution.

Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital

The discussion of the tax consequences of the Distribution for Resident Holders under the heading “Holders Resident in Canada ‒ Distribution of Treasury Metals Shares and Treasury Metals Warrants by Reduction of Capital” generally will also apply to Non-Resident Holders in respect of the Distribution. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Distribution are discussed below under the headings “Holders Not Resident in Canada – Taxation of Dividends” and “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses” respectively.

Taxation of Dividends

A Non-Resident Holder to whom First Mining pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Distribution (if at all), or otherwise in respect of the Non-Resident Holder’s Common Shares, will be subject to Canadian withholding tax equal to 25% (or such lower rate as may be available under an applicable income tax convention, if any) of the gross amount of the dividend. In general, in the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-US Tax Act Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15%.

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on a deemed disposition of a First Mining Share (as a result of the ACB of the share becoming negative on the Distribution) unless, at the time of such deemed disposition, the share is “taxable Canadian property” as defined in the Tax Act and is not “treaty-protected property” as so defined. Generally, a First Mining Share of the Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the share is listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and FSE) unless, at any time during the 60 months immediately preceding the disposition of the share:

(a)
the Non-Resident Holder, one or more persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held membership interests (directly or indirectly), or any combination of the foregoing, owned 25% or more of the issued shares of any class of the capital stock of First Mining, as applicable; and

(b)
the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real property situated in Canada, “Canadian resource properties”, “timber resource properties” (as those terms are defined in the Tax Act), and interest, rights or options in or in respect of any of the foregoing.

Common Shares may also be deemed to be “taxable Canadian property” under other provisions of the Tax Act.

Non-Resident Holders who may hold shares as “taxable Canadian property” should consult their own tax advisors in this regard, including with respect to the potential Canadian income tax filing requirements of owning and disposing of such shares.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading “Holders Resident in Canada – Dissenting Resident Holders” will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Distribution. In general terms, the Non-Resident Holder will be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Taxation of Dividends” and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading “Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the receipt of Treasury Metals Shares and Treasury Metals Warrants pursuant to the Distribution and the ownership and disposition of such Treasury Metals Shares and Treasury Metals Warrants, and the acquisition, ownership, and disposition of Treasury Metals Shares received upon exercise of the Treasury Metals Warrants (“Treasury Metals Warrant Shares”). This summary does not address the U.S. federal income tax consequences to holders of First Mining Options or First Mining Warrants regarding the Distribution.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury regulations promulgated under the Tax Code (“Treasury Regulations”), administrative pronouncements, rulings or practices, and judicial decisions, all as of the date of this Circular. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, and may result in U.S. federal income tax consequences significantly different from those discussed in this Circular. No legal opinion from U.S. legal counsel has been or will be sought or obtained regarding the U.S. federal income tax consequences of the Distribution. In addition, this summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and no ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed in this Circular. There can be no assurance that the IRS will not challenge any of the conclusions described in this Circular or that a U.S. court will not sustain such a challenge.

This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Distribution. This summary does not take into account the facts unique to any particular U.S. Holder that could impact its U.S. federal income tax consequences with respect to the Distribution. This discussion is not, and should not be, construed as legal or tax advice to a U.S. Holder. Except as provided below, this summary does not address tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income, the Medicare contribution tax on certain net investment income, the alternative minimum, U.S. state and local, and non-U.S. tax consequences of the Distribution and the ownership and disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares.

This summary does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including, but not limited to, U.S. Holders that: (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold First Mining Shares (or after the Distribution, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares) as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) except as specifically provided below, acquire First Mining Shares (or after the Distribution, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares) as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of all outstanding shares of First Mining (and after the Distribution, Treasury Metals); (ix) are U.S. expatriates or former long-term residents of the U.S.; (x) are subject to special tax accounting rules; (xi) are subject to the alternative minimum tax; (xii) are deemed to sell First Mining Shares (or after the Distribution, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares) under the constructive sale provisions of the Tax Code; (xiii) own or will own First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares that it acquired at different times or at different market prices or that otherwise have different per share cost bases or holding periods for U.S. tax purposes; or (xiv) are subject to taxing jurisdictions other than, or in addition to, the U.S. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax, U.S. federal alternative minimum tax, and the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. U.S. Holders that are subject to special provisions under the Tax Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution and the ownership and disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares.

For the purposes of this summary, “U.S. Holder” means a beneficial owner of First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares (as applicable) that is: (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. This summary does not address any U.S. federal income tax consequences to such owners or partners of a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holding First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares and such persons should consult their own tax advisors.

For the purposes of this summary, “non-U.S. Holder” means a beneficial owner of First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares (as applicable) other than a U.S. Holder and a partnership. This summary does not address the U.S. federal income tax consequences of the Distribution to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, other U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Distribution.

This summary assumes that the First Mining Shares, Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares are or will be held as capital assets (generally, property held for investment), within the meaning of the Tax Code, in the hands of a U.S. Holder at all relevant times.

Receipt of Treasury Metals Securities Pursuant to the Distribution

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules to the Distribution”, a U.S. Holder that receives Treasury Metals Securities pursuant to the Distribution will be treated as receiving a distribution of property in an amount equal to the fair market value of the Treasury Metals Securities received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of First Mining’s current and accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent the fair market value of the Treasury Metals Securities distributed exceeds First Mining's adjusted tax basis in such securities (as calculated for U.S. federal income tax purposes), the Distribution can be expected to generate additional earnings and profits for First Mining in an amount equal to the extent the fair market value of the Treasury Metals Securities distributed by First Mining exceeds First Mining's adjusted tax basis in those securities for U.S. federal income tax purposes. To the extent that the fair market value of the Treasury Metals Securities exceeds the current and accumulated earnings and profits of First Mining, the distribution of the Treasury Metals Securities pursuant to the Distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder's tax basis in the First Mining Shares, with any remaining amount being taxed as a capital gain. However, First Mining does not intend to calculate its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that the full fair market value of the Treasury Metals Securities will constitute ordinary dividend income. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of U.S. Holders that are corporations. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. U.S. Holders will have a tax basis in the Treasury Metals Securities received in the Distribution in amount equal to the fair market value of the Treasury Metals Securities on the distribution date.

A dividend paid by First Mining to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if First Mining is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the First Mining Shares are met. First Mining generally will be a QFC as defined under Section 1(h)(11) of the Tax Code if First Mining is eligible for the benefits of the Treaty or its shares are readily tradable on an established securities market in the U.S. However, even if First Mining satisfies one or more of these requirements, First Mining will not be treated as a QFC if First Mining is a PFIC (as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Potential Application of the PFIC Rules to the Distribution”.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by First Mining to a U.S. Holder generally will be taxed at ordinary income tax rates (rather than the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules to the Distribution” a U.S. Holder that exercises Dissent Rights in connection with the Distribution (a “Dissenting U.S. Holder”) and receives cash for such U.S. Holder’s First Mining Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the First Mining Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in the First Mining Shares surrendered, provided such U.S. Holder does not actually or constructively own any First Mining Shares after the Distribution. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the First Mining Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Tax Code.

If a U.S. Holder that exercises Dissent Rights in connection with the Distribution and receives cash for such U.S. Holder's First Mining Shares actually or constructively owns First Mining Shares after the Distribution, all or a portion of the cash received by such U.S. Holder may be taxable as a distribution under the same rules as discussed under “Receipt of Treasury Metals Securities Pursuant to the Distribution” above.

Potential Application of the PFIC Rules to the Distribution

The tax considerations of the Distribution to a particular U.S. Holder will depend on whether First Mining was a PFIC during any year in which a U.S. Holder owned First Mining Shares. For more detailed information regarding the PFIC rules, see below under "U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules".

The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. U.S. Holders should consult their own U.S. tax advisors regarding the application of the PFIC rules to the Distribution. Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs with respect to a U.S. person owning an interest in the first-mentioned PFIC. First Mining believes that it was a PFIC for certain prior tax years and based on current business plans and financial projections, First Mining expects to be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of First Mining as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge whether First Mining was a PFIC in a prior year or whether First Mining is a PFIC in the current or future years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of First Mining.

If First Mining is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for its First Mining Shares, the effect of the PFIC rules on a U.S. Holder receiving Treasury Metals Shares pursuant to the Distribution will depend on whether such U.S. Holder has made a timely and effective election to treat First Mining as a qualified electing fund (a “QEF”) under Section 1295 of the Tax Code (a “QEF Election”) or has made a mark-to-market election with respect to its First Mining Shares under Section 1296 of the Tax Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely QEF Election or Mark-to-Market Election with respect to its First Mining Shares is referred to as an “Electing First Mining Shareholder” and a U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election with respect to its First Mining Shares is referred to as a “Non-Electing First Mining Shareholder”. For a description of the QEF Election and Mark-to-Market Election, U.S. Holders should consult the discussion below under "U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules – QEF Election" and “– Mark-to-Market Election".

An Electing First Mining Shareholder generally would not be subject to the default rules of Section 1291 of the Tax Code discussed below upon the receipt of the Treasury Metals Securities pursuant to the Distribution. Instead, the Electing First Mining Shareholder generally would be subject to the rules described below under "U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities - Passive Foreign Investment Company Rules – QEF Election" and "– Mark-to-Market Election".

With respect to a Non-Electing First Mining Shareholder, if First Mining is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for its First Mining Shares, the default rules under Section 1291 of the Tax Code will apply to gain recognized on any disposition of First Mining Shares and to “excess distributions” from First Mining (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Holder's holding period for the First Mining Shares, if shorter)). Under Section 1291 of the Tax Code, any such gain recognized on the sale or other disposition of First Mining Shares and any excess distribution must be rateably allocated to each day in a Non-Electing First Mining Shareholder’s holding period for the First Mining Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before First Mining became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year without regard to the Non-Electing First Mining Shareholder’s U.S. federal income tax net operating losses or other attributes and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such Non-Electing First Mining Shareholders that are not corporations must treat any such interest paid as “personal interest”, which is not deductible.

If the distribution of the Treasury Metals Securities pursuant to the Distribution constitutes an “excess distribution” or results in the recognition of capital gain as described above under "Receipt of Treasury Metals Securities Pursuant to the Distribution" with respect to a Non-Electing First Mining Shareholder, such Non-Electing First Mining Shareholder will be subject to the rules of Section 1291 of the Tax Code discussed above upon the receipt of the Treasury Metals Securities. In addition, the distribution of the Treasury Metals Securities pursuant to the Distribution may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing First Mining Shareholder of such Non-Electing First Mining Shareholder’s indirect interest in Treasury Metals, which generally would be subject to the rules of Section 1291 of the Tax Code discussed above.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities

 Passive Foreign Investment Company Rules

If Treasury Metals is considered a PFIC within the meaning of Section 1297 of the Tax Code at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares.

Treasury Metals has advised First Mining that based on current business plans and financial expectations, Treasury Metals anticipates that it may be a PFIC for the current tax year and future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Treasury Metals as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, Treasury Metals’ PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by Treasury Metals (or by one of Treasury Metals’ subsidiaries). Each U.S. Holder should consult its own tax advisor regarding Treasury Metals’ status as a PFIC and the PFIC status of each non-U.S. subsidiary of Treasury Metals.

In any year in which Treasury Metals is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Treasury Metals generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of Treasury Metals for such tax year is passive income (the “PFIC Income Test”) or (b) 50% or more of the value of the assets of Treasury Metals either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC Asset Test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC Income Test and PFIC Asset Test described above, if Treasury Metals owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Treasury Metals will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC Income Test and PFIC Asset Test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Treasury Metals from a “related person” (as defined in Section 954(d)(3) of the Tax Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Treasury Metals is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of Treasury Metals’ subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules – Default PFIC Rules Under Section 1291 of the Tax Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares.

Default PFIC Rules Under Section 1291 of the Tax Code

If Treasury Metals is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares will depend on whether such U.S. Holder makes a QEF Election or makes a Mark-to-Market Election with respect to Treasury Metals Shares or Treasury Metals Warrant Shares. A U.S. Holder that does not make either a timely QEF Election or a timely Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Tax Code with respect to (a) any gain recognized on the sale or other taxable disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares and (b) any excess distribution received on the Treasury Metals Shares and Treasury Metals Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Treasury Metals Shares and Treasury Metals Warrant Shares, if shorter).

Under Section 1291 of the Tax Code, any gain recognized on the sale or other taxable disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Treasury Metals Shares and Treasury Metals Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Treasury Metals Shares or Treasury Metals Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Treasury Metals is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Treasury Metals Shares, Treasury Metals Warrant Shares or Treasury Metals Warrants, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If Treasury Metals ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Treasury Metals Shares and Treasury Metals Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Tax Code as discussed above) as if such Treasury Metals Shares and Treasury Metals Warrant Shares were sold on the last day of the last tax year for which Treasury Metals was a PFIC. No such election, however, may be made with respect to the Treasury Metals Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Treasury Metals Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Tax Code. Under rules described below, the holding period for the Treasury Metals Warrant Shares will begin on the date a U.S. Holder acquires the Treasury Metals Warrants. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Treasury Metals Warrant Shares. Thus, a U.S. Holder will have to account for Treasury Metals Warrant Shares and Treasury Metals Shares under the PFIC rules and the applicable elections differently.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Treasury Metals Shares begins generally will not be subject to the rules of Section 1291 of the Tax Code discussed above with respect to its Treasury Metals Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) Treasury Metals’ net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) Treasury Metals’ ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Treasury Metals is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Treasury Metals. However, for any tax year in which Treasury Metals is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from Treasury Metals to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Treasury Metals Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize a capital gain or loss on the sale or other taxable disposition of Treasury Metals Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Treasury Metals Shares in which Treasury Metals was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Treasury Metals ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Treasury Metals is not a PFIC. Accordingly, if Treasury Metals becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Treasury Metals qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Treasury Metals Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Tax Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Treasury Metals Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Treasury Metals Warrant Shares and the rules of Section 1291 of the Tax Code discussed above will continue to apply with respect to such U.S. Holder’s Treasury Metals Warrant Shares. However, a U.S. Holder of Treasury Metals Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the rules of Section 1291 of the Tax Code discussed above) as if such Treasury Metals Warrant Shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new basis and holding period in the Treasury Metals Warrant Shares acquired upon the exercise of the Treasury Metals Warrants for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Treasury Metals Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Tax Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Treasury Metals Shares, Treasury Metals Warrants, and Treasury Metals Warrant Shares.

U.S. Holders should be aware that, for each tax year, if any, that Treasury Metals is a PFIC, there are no assurances that Treasury Metals will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Treasury Metals or any Subsidiary PFIC, and, as a result, a QEF Election may not be available to U.S. Holders. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if Treasury Metals does not provide the required information with regard to Treasury Metals or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Tax Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Treasury Metals Shares and Treasury Metals Warrant Shares only if the Treasury Metals Shares and Treasury Metals Warrant Shares are marketable stock. The Treasury Metals Shares and Treasury Metals Warrant Shares generally will be “marketable stock” if the Treasury Metals Shares and Treasury Metals Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Treasury Metals Shares and Treasury Metals Warrant Shares are “regularly traded” as described in the preceding sentence, the Treasury Metals Shares and Treasury Metals Warrant Shares are expected to be marketable stock. However, there can be no assurance that the Treasury Metals Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Treasury Metals Shares generally will not be subject to the rules of Section 1291 of the Tax Code discussed above with respect to such Treasury Metals Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Treasury Metals Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Tax Code discussed above will apply to certain dispositions of, and distributions on, the Treasury Metals Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Treasury Metals Shares will also apply to such U.S. Holder’s Treasury Metals Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Treasury Metals Shares, any Treasury Metals Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Treasury Metals Warrant Shares includes the period during which such U.S. Holder held the Treasury Metals Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Treasury Metals Warrant Shares after the beginning of such U.S. Holder’s holding period for the Treasury Metals Warrant Shares unless the Treasury Metals Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Treasury Metals Warrants. Consequently, the default rules under Section 1291 of the Tax Code described above generally will apply to the mark-to-market gain realized in the tax year in which Treasury Metals Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Treasury Metals is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Treasury Metals Shares and any Treasury Metals Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Treasury Metals Shares and any Treasury Metals Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Treasury Metals Shares and any Treasury Metals Warrant Shares, over (ii) the fair market value of such Treasury Metals Shares and any Treasury Metals Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Treasury Metals Shares and Treasury Metals Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Treasury Metals Shares and Treasury Metals Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Treasury Metals Shares and Treasury Metals Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Treasury Metals Shares and Treasury Metals Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Tax Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Treasury Metals Shares and Treasury Metals Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Treasury Metals Shares, Treasury Metals Warrants, or Treasury Metals Warrant Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Tax Code provisions applicable to PFICs, and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Tax Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if Treasury Metals is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Tax Code, a U.S. Holder that uses Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares.

In addition, a U.S. Holder who acquires Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares from a decedent will not receive a “step up” in tax basis of such Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Treasury Metals Warrants

The following discussion describes the general rules applicable to the ownership and disposition of the Treasury Metals Warrants but is subject in its entirety to the special rules described above under the heading “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules”.

Exercise of Treasury Metals Warrants

A U.S. Holder should not recognize a gain or loss on the exercise of a Treasury Metals Warrant and the related receipt of a Treasury Metals Warrant Share (unless cash is received in lieu of the issuance of a fractional Treasury Metals Warrant Share). A U.S. Holder’s initial tax basis in the Treasury Metals Warrant Share received on the exercise of a Treasury Metals Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Treasury Metals Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Treasury Metals Warrant. It is unclear whether a U.S. Holder’s holding period for the Treasury Metals Warrant Share received on the exercise of a Treasury Metals Warrant would commence on the date of exercise of the Treasury Metals Warrant or the day following the date of exercise of the Treasury Metals Warrant. If Treasury Metals is a PFIC, a U.S. Holder’s holding period for the Treasury Metals Warrant Shares for PFIC purposes will begin on the date on which such U.S. Holder acquired its Treasury Metals Warrants.

Disposition of Treasury Metals Warrants

A U.S. Holder will recognize a gain or loss on the sale or other taxable disposition of a Treasury Metals Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Treasury Metals Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Tax Code.

Expiration of Treasury Metals Warrants Without Exercise

Upon the lapse or expiration of a Treasury Metals Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Treasury Metals Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Treasury Metals Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Tax Code.

Certain Adjustments to the Treasury Metals Warrants

Under Section 305 of the Tax Code, an adjustment to the number of Treasury Metals Warrant Shares that will be issued on the exercise of the Treasury Metals Warrants, or an adjustment to the exercise price of the Treasury Metals Warrants, may be treated as a constructive distribution to a U.S. Holder of the Treasury Metals Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or Treasury Metals’ assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Treasury Metals Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Treasury Metals Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions made by Treasury Metals at “General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Treasury Metals Shares and Treasury Metals Warrant Shares – Distributions on Treasury Metals Shares and Treasury Metals Warrant Shares” below).

General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Treasury Metals Shares and Treasury Metals Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Treasury Metals Shares and Treasury Metals Warrant Shares but is subject in its entirety to the special rules described above under the heading “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Treasury Metals Securities – Passive Foreign Investment Company Rules”.

Distributions on Treasury Metals Shares and Treasury Metals Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Treasury Metals Share or Treasury Metals Warrant Share (as well as any constructive distribution of a Treasury Metals Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of Treasury Metals’ current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Treasury Metals is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Treasury Metals, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Treasury Metals Shares or Treasury Metals Warrant Shares and thereafter as a gain from the sale or exchange of such Treasury Metals Shares or Treasury Metals Warrant Shares (see “General Rules Applicable to U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Treasury Metals Shares and Treasury Metals Warrant Shares – Sale or Other Taxable Disposition of Treasury Metals Shares and/or Treasury Metals Warrant Shares” below). However, Treasury Metals may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by Treasury Metals with respect to the Treasury Metals Shares or Treasury Metals Warrant Shares will constitute ordinary dividend income. Dividends received on Treasury Metals Shares or Treasury Metals Warrant Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided Treasury Metals is eligible for the benefits of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the Treasury Metals Shares are readily tradable on a United States securities market, dividends paid by Treasury Metals to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Treasury Metals not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Treasury Metals Shares and/or Treasury Metals Warrant Shares

Upon the sale or other taxable disposition of Treasury Metals Shares or Treasury Metals Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Treasury Metals Shares or Treasury Metals Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Treasury Metals Shares or Treasury Metals Warrant Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Tax Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Treasury Metals Shares, Treasury Metals Warrants or Treasury Metals Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Treasury Metals Shares or Treasury Metals Warrant Shares (or with respect to any constructive dividend on the Treasury Metals Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Treasury Metals Shares, Treasury Metals Warrants, and Treasury Metals Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of the Distribution and of dividends on, and proceeds arising from the sale or other taxable disposition of, the Treasury Metals Shares, Treasury Metals Warrants and Treasury Metals Warrant Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF TREASURY METALS SHARES, TREASURY METALS WARRANTS AND TREASURY METALS WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

6.
Other business

As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting other than as set forth above. If other items of business are properly brought before the Meeting, the First Mining proxyholders intend to vote on such items in accordance with management’s recommendation.

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines that apply to all public companies (the “Guidelines”) and has been used by First Mining in adopting its corporate governance practices. National Instrument 58-101 Disclosure of Governance Practices requires us to disclose in this Circular certain information regarding our corporate governance guidelines.

Our Board and management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. Our approach to corporate governance is set out below.

Our Board

Management is nominating five individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every public company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.

All current members of the Board, including the Chairman of our Board, are considered “independent” within the meaning of NI 52-110, except for Daniel W. Wilton, who is the Chief Executive Officer (“CEO”) of First Mining.

Our Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to management, evaluate management, set policies appropriate for First Mining’s business and approve corporate strategies and goals. The day-to-day management of the business and affairs of First Mining is delegated by the Board to the CEO. The Board will give direction and guidance through the CEO to management and will keep management informed of its evaluation of First Mining’s senior officers in achieving and complying with goals and policies established by the Board.

Our Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and a chairperson for each committee. The Board establishes and periodically reviews and updates the committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO of First Mining and establishes his or her duties and responsibilities, and on the recommendation of the CEO, appoints First Mining’s senior officers and approves the senior management structure of the Company.

The mandate of our Board is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of First Mining’s business and affairs directly and through its committees. A copy of the Board mandate is set out at Appendix “A”.

The Chairman of the Board plays a critical role in managing and supervising the business and affairs of First Mining, and in overseeing management. The Chairman is responsible for ensuring that the Board focuses on our strategic performance, ensuring the Board represents and protects the Company’s long term best interests, helping set the tone and culture of the Company, managing relationships, and ensuring the Board adopts and complies with procedures enabling it to effectively and efficiently conduct its work independently from management. For a copy of the position description of the Chairman of the Board, visit First Mining’s website at www.firstmininggold.com.

Our Board exercises its independent supervision over management by its policies whereby: (a) periodic meetings of the Board are held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board. Our Board meets at least four times each year, and endeavours to hold at least one meeting in each fiscal quarter. In addition, the independent members of the Board meet regularly each year, at which meetings the non-independent directors and members of management are not in attendance. The Board will also meet at any other time at the call of the CEO, or subject to our Articles, of any director. In addition, in order to facilitate open and candid discussion among the independent directors of the Board, at the end of each Board meeting, the Chairman asks if any director would like to hold an in camera session of independent directors only, and if an in camera session of independent directors is requested as a result, all non-independent directors and members of management leave the meeting prior to the commencement of the in camera session unless any such persons are requested by the Board to remain for the in camera session. Since January 1, 2020, in camera sessions of independent directors have been held after four Board meetings, with the CEO requested by the Board to attend two of these in camera sessions.

Other directorships

The following is a list of each current and proposed director of the Company who is also a director of other reporting issuers (or equivalent) in a Canadian or foreign jurisdiction:

Name of Director	Name of other reporting issuer
Keith Neumeyer	First Majestic Silver Corp. (director)
Daniel W. Wilton	South Star Mining Corp. (director) Treasury Metals Inc. (director)

Meeting attendance

As set out in the Board Mandate, each director is expected to attend all Board meetings. The following table below shows current director attendance at Board and Board committee meetings held between January 1, 2020 and the date of this Circular:

Director	Board Meetings	Committee Meetings (1)
		Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee
Keith Neumeyer	14 of 14	6 of 6	1 of 1	3 of 3
Raymond Polman	14 of 14	6 of 6	1 of 1	N/A
Daniel Wilton	14 of 14	N/A	N/A	N/A
Richard Lock	14 of 14	6 of 6	1 of 1	3 of 3
Leanne Hall (2)	6 of 6	N/A	N/A	2 of 2

Notes:

(1)
The following directors have served as Board committee chairs since the last AGM:

●
Raymond Polman – chair of the Audit Committee;

●
Keith Neumeyer – chair of the Compensation Committee;

●
Keith Neumeyer – chair of the Corporate Governance & Nominating Committee (from April 1, 2020 to November 13, 2020); and

●
Richard Lock – chair of the Corporate Governance & Nominating Committee (from November 13, 2020 to current).

(2)
Ms. Hall’s attendance record in the table above only reflects the Board meetings that have been held since Ms. Hall first became a director of the Company on October 30, 2020.

Orientation and continuing education

Our Board’s practice is to recruit for the Board only persons with extensive experience in the mining and mining exploration business and in public company matters. Prospective new board members are provided a reasonably detailed level of background information, verbal and documentary, on First Mining’s affairs and plans prior to obtaining their consent to act as a director.

Our Board provides training courses to the directors as needed, to ensure that the Board is complying with current legislative and business requirements.

Ethical business conduct

Our Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. In addition, our Board has adopted a Code of Business Conduct and Ethics (the “Code”) to be followed by First Mining’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflict of interest, protect confidential information and comply with the applicable government laws and securities rules and regulations.

A copy of the Code is available on our website at www.firstmininggold.com.

Director term limits and Board renewal

We have not adopted term limits for directors on our Board or other formal mechanisms of Board renewal. The Company and the Board have considered term limits and believe that:

●
longer tenure does not impair a director’s ability to act independently of management;

●
imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the Company;

●
regular evaluation of Board skills and experience, as set out in our Board Mandate, rather than arbitrary term limits, will result in better Board performance; and

●
experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

Our Board currently assesses each director in order to ensure that the Board is balanced between highly experienced directors with long-term knowledge and those with a fresh perspective. None of the current directors has served on the Board for a lengthy term.

Diversity

In May 2019 our Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which First Mining and our Board will endeavour to achieve diversity throughout the Company. To this end, our Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While First Mining does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates and our Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy. In addition, we will attempt to interview at least one female and/or minority candidate for each vacancy on the Board.

Our Diversity Policy requires that, each year, First Mining report on the proportion of female and minority personnel in senior executive positions and on our Board in the Company’s management information circular. As of the date of this Circular, one of our five directors (1/5), Leanne Hall, is female. In addition, two of the members of First Mining’s management team, namely Janet Meiklejohn, the Company’s Vice President, Investor Relations, and Hazel Mullin, the Company’s Director, Data Management and Technical Services, are female.

Equity Ownership Policy

We have adopted an Equity Ownership Policy in order to align the interests of our officers and directors with those of our shareholders by requiring such persons to own a significant number of Common Shares. Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her annual base salary, while the COO, CFO and General Counsel & Corporate are required to hold Common Shares having a value of at least one times his or her annual base salary. The ownership guidelines will be deemed to be satisfied following the date on which the price paid by the director or officer for Common Shares or the fair market value of the Common Shares equals or exceeds the ownership threshold. For the purpose of calculating the value of the Common Shares held, RSUs, whether vested or not vested are included; however, unexercised stock options (whether vested or not vested) and Common Shares issuable upon the exercise of share purchase warrants or any other convertible securities of First Mining are not counted toward the share ownership guidelines set out in the Equity Ownership Policy. Individuals are required to comply with the share ownership guidelines by the fifth anniversary of the date of the individual’s date of hire or appointment. If a participant fails to comply with the policy, a retention ratio requirement would apply to the participant on future vesting of stock options or RSUs. The full text of the Equity Ownership Policy is available on the Company’s website at www.firstmininggold.com.

Name	Number of Common Shares	Number of RSUs	Value of Common Shares and RSUs (1)	Share Ownership Requirement (2)	Requirement Met? (3)
Officers
Daniel W. Wilton CEO	4,600,000	500,000 RSUs	$2,040,000	$885,000	Yes
Kenneth Engquist COO	500,000	350,000 RSUs	$340,000	$245,000	Yes
Andrew Marshall CFO	229,500	350,000 RSUs	$231,800	$205,000	Yes
Samir Patel General Counsel & Corporate Secretary	220,000	350,000 RSUs	$228,000	$195,000	Yes
Non-Executive Directors
Keith Neumeyer	15,730,313	Nil	$6,292,125	$150,000	Yes
Raymond Polman	500,333	Nil	$200,133	$150,000	Yes
Richard Lock	Nil	Nil	Nil	$150,000	No
Leanne Hall	Nil	Nil	Nil	$150,000	No

Notes:

(1)
Calculated as at December 31, 2020. In the case of Common Shares, calculated using $0.40 and, in the case of the RSUs, the value attributed to such RSUs on the award date.

(2)
Each of the non-executive directors is required to hold Common Shares having a value of at least three times the value of the annual base retainer. The CEO is required to hold Common Shares having a value of at least three times his or her base salary, while the COO, CFO and General Counsel & Corporate Secretary are required to hold Common Shares having a value of at least one times his or her base salary. For the purpose of calculating the value of the Common Shares, RSUs, whether vested or not vested, are included.

Nomination of directors

The Corporate Governance & Nominating Committee, comprised of independent directors, has primary responsibility for the nomination of new directors. New candidates are identified to the Board for nomination by an informal process of discussion and consensus – building on the need for additional directors, the specific attributes being sought, likely prospects, and timing. Prospective directors are not approached until consensus among the Board is reached. This process takes place among the Chairman and a majority of the non-executive directors.

Compensation Committee

The Compensation Committee is a committee comprised of at least three directors whose primary purpose is to enable First Mining to recruit, retain and motivate employees and ensure conformity between compensation and other corporate objectives and review and recommend for Board consideration, all compensation packages, both present and future, for the Company’s management and directors (including annual retainer, meeting fees, bonuses and option grants) including any severance packages. A majority of the members shall not be officers or employees of First Mining and shall be unrelated, independent directors.

Members of the Compensation Committee shall be appointed or reappointed at the Board meeting which follows the Company’s annual general meeting and from among the appointees to the Compensation Committee, the Board shall appoint a chairperson of the committee (the “Compensation Committee Chairperson”). The duties of the Compensation Committee Chairperson include overseeing the proper functioning of the Compensation Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Compensation Committee meets as often as may be necessary or appropriate in its judgment.

In exercising its mandate, the Compensation Committee sets the standards for the compensation of directors, employees and officers based on industry data and with the goal to attract, retain and motivate key persons to ensure the long-term success of First Mining. Compensation generally includes the three following components: (i) base salary; (ii) annual bonus based on performance; and (iii) grant of equity incentives. The Compensation Committee takes into account the fact that the Company’s operations are located in North America and that the Company is therefore subject to increased competition in the market for its key personnel while also taking into account the performance and objectives set forth for the Company.

The Compensation Committee is accountable to the Board and reports to the Board at its next regular meeting all deliberations and actions it has taken since any previous report. Minutes of Compensation Committee meetings will be available for review by any member of the Board on request to the Compensation Committee Chairperson.

The current members of the Compensation Committee are Keith Neumeyer (current Compensation Committee Chairperson), Leanne Hall and Richard Lock, all of whom are independent.

Corporate Governance & Nominating Committee

The purpose of the Corporate Governance & Nominating Committee is to monitor and to generally be responsible for developing the Company’s governance and human resources policies and guidelines and overseeing their implementation and administration.

The Corporate Governance & Nominating Committee is responsible for ensuring a compensation policy and practice that is supportive of the Company’s business strategies and that appropriately links senior management performance and compensation. In addition, the Corporate Governance & Nominating Committee shall ensure the recruitment, ongoing long-term development and deployment of high calibre senior management.

Annually, following the annual general meeting of the Company, the Board elects from its members not less than three directors to serve on the Corporate Governance & Nominating Committee. Each member holds office until the close of the next annual general meeting of the Company or until the member resigns or is replaced, whichever first occurs. The Board appoints one of the directors on the Corporate Governance & Nominating Committee as the chairperson (the “Corporate Governance & Nominating Committee Chairperson”), whose duties include overseeing the proper functioning of the Corporate Governance & Nominating Committee to ensure the proper discharge of its duties, to schedule meetings and to ensure timely reporting to the Board.

The Corporate Governance & Nominating Committee meets as often as may be necessary or appropriate in its judgment.

The members of the Corporate Governance & Nominating Committee are Richard Lock (current Corporate Governance & Nominating Committee Chairperson), Raymond Polman and Keith Neumeyer, all of whom are independent.

Assessments

Our Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

Our Board monitors the adequacy of information given to directors, communication between Board and management and the strategic direction and processes of the Board and its committees.

Our Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. First Mining’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

Audit Committee

As required by NI 52-110, information about our Audit Committee is provided in the our most recent annual information form dated March 25, 2021, which is available under our SEDAR profile at www.sedar.com and on our website at www.firstmininggold.com.

Statement of Executive Compensation

Named executive officers

During our most recently completed financial year, we had five Named Executive Officers (“NEOs”) being Daniel W. Wilton, our Chief Executive Officer (the “CEO”), Kenneth Engquist, our Chief Operating Officer (the “COO”), Andrew Marshall, our Chief Financial Officer (the “CFO”), Samir Patel, our General Counsel & Corporate Secretary, and Stephen Lines, our Vice President, Environment & Community Relations.

“Named Executive Officer” or “NEO” means: (a) our CEO; (b) our CFO; (c) each of the three most highly compensated executive officers of the Company; including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of our most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be an NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of our most recently completed financial year.

Unless stated otherwise, all of the information in this section “Statement of Executive Compensation” is as of December 31, 2020, being the last day of First Mining’s most recently completed financial year.

Compensation discussion and analysis

In 2005, First Mining completed its initial public offering and listing on the TSX Venture Exchange (“TSX-V”) as a Capital Pool Company (a “CPC”) as defined in Policy 2.4 of the TSX-V Corporate Finance Manual. On March 30, 2015, we acquired all of the issued and outstanding shares of KCP Minerals Inc. (formerly Sundance Minerals Ltd.) (the “Sundance Acquisition”). The Sundance Acquisition constituted First Mining’s Qualifying Transaction. Accordingly, prior to March 30, 2015, no compensation other than the issuance of stock options was paid to our directors or officers.

Our executive compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. In general, an NEO’s compensation is comprised of salary and/or contractor payments, performance-based bonuses (paid in cash and/or shares) and stock option grants. The objectives and reasons for this system of compensation are generally to allow First Mining to remain competitive compared to its peers in attracting and retaining experienced personnel. All salaries and/or consulting fees are to be set on a basis of a review and comparison of compensation paid to executives at similar companies.

Independent Review of Compensation

The Compensation Committee and the Board undertake periodic reviews of First Mining’s compensation program, internally and externally, to assess how our program compares to industry peers, and to assess the effectiveness of the compensation program in attracting and retaining quality personnel. In July 2020, First Mining retained Lane Caputo Compensation Inc. (“Lane Caputo”), an independent compensation consulting firm, to assist the Company in reviewing its compensation practices for non-executive directors, and executive officers, and to make recommendations to improve the Company’s approach to compensation.

Pursuant to this mandate, Lane Caputo: (i) provided First Mining with a review of current market practices regarding executive and director compensation, (ii) assisted the Company in developing an appropriate peer group of companies for benchmarking purposes that reflects the Company’s current size and stage of development, (iii) provided the Company with information regarding the executive compensation packages and practices of both peer companies and the broader market, and (iv) provided advice and recommendations to the Company with respect to general trends and practices with respect to executive and director compensation. Following the conclusion of its review, Lane Caputo delivered a report to First Mining with respect to executive and Board compensation at the Company (the “Lane Caputo Report”)

The Lane Caputo Report established a peer group of 19 comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in proposing the Peer Group, including companies of a similar size, stage of development and industry focus, with a similar market capitalization and operating in the same regional geography – all as compared to the First Mining as at the date of the report. Based on these considerations, the Peer Group was determined as the following:

Almaden Minerals Ltd. Ascot Resources Ltd. Auryn Resources Inc.	Integra Resources Corp. Kore Mining Ltd. Liberty Gold Corp.	Orla Mining Ltd. O3 Mining Inc. Sabina Gold & Silver Corp.
Battle North Gold Corp.	Marathon Gold Corp.	Treasury Metals Inc.
Chesapeake Gold Corp. Corvus Gold Inc.	Midas Gold Corp. Monarch Gold Corp.	Trilogy Metals Inc. Troilus Gold Corp.
Gold Standard Ventures Corp.

The Compensation Committee considered the advice, guidance and recommendations provided in the Lane Caputo Report as part of its deliberations on its recommendations to the Board with respect to remuneration paid to First Mining’s executive officers (including base salary, cash bonuses and grants of Options and RSUs) and non-executive directors (including annual retainer fees, Options and DSUs). As a result of the recommendations in the Lane Caputo Report, the annual base salary for Messrs. Wilton, Engquist, Marshall and Patel for 2021 increased from the prior year to $295,000, $245,000, $205,000 and $195,000, respectively and amendments to the termination and Change of Control provisions in their respective employment agreements were effected (see the section below entitled “Narrative discussion”), and cash bonuses were paid to each of these individuals for the calendar year 2020 (see the section in this Circular entitled “Summary compensation table – 2020 Cash Bonuses Paid in Q1 2021” for a summary of these cash bonuses).

In connection with the engagement of Lane Caputo, the Company paid executive compensation consulting related fees of $24,000 during the year ended December 31, 2020.

The Compensation Committee plans to formalize a compensation system for its employees based on both individual performance and Company performance by the end of this year. Our Board considers risk management when implementing First Mining’s compensation program, and the Board and the Compensation Committee do not believe that our compensation program results in unnecessary or inappropriate risk-taking including risks that are likely to have a material adverse effect on First Mining.

Performance graph

The following graph compares the cumulative total shareholder return for $100 invested in our Common Shares from January 1, 2016 to December 31, 2020 (i.e. our five most recently completed financial years) against the cumulative total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the Market Vectors Junior Gold Miners ETF (USD) for the same period, assuming the reinvestment of all dividends (if applicable).

Cumulative Value of $100 investment from December 31, 2015 to December 31, 2020:

	Value at Fiscal Year End
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020
First Mining Gold Corp.	$253	$182	$74	$75	$118
% change in fiscal year	153%	-28%	-60%	2%	57%
S&P/TSX Composite Index (1)	$118	$125	$110	$131	$134
% change in fiscal year	18%	6%	-12%	19%	2%
S&P/TSX Global Mining Index (1)	$142	$163	$153	$186	$229
% change in fiscal year	42%	15%	-6%	22%	24%
Market Vectors Junior Gold Miners ETF (USD)	$172	$186	$165	$231	$296
% change in fiscal year	72%	8%	-11%	40%	28%

Notes:

(1)
The numbers for this item assumes the reinvestment of all dividends.

Between the financial year ended December 31, 2016 and the financial year ended December 31, 2017, there was a 10% increase in compensation paid to NEOs. There were no increases in salary for existing NEOs between December 31, 2017 and December 31, 2018. There was a 21% increase in salary paid to two existing NEOs in 2019 to align more closely with a peer group of companies. There were no increases in salary for existing NEOs between December 31, 2019 and December 31, 2020.

The share price valuation of gold explorers, developers and producers fluctuates with changes in the underlying commodity prices, ETF and index rebalances and other external factors. Executive compensation was not intended to directly reflect share price performance driven by such externalities. Alignment with our shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

Share-based and option-based awards

We have not granted any share-based awards as of the date of this Circular. Our Board is responsible for granting options to the NEOs. Stock option grants are designed to reward our NEOs for success on a similar basis as our shareholders, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to First Mining’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating our officers, directors and employees and to closely align the personal interest of such persons to the interests of our shareholders.

Under our Share-Based Compensation Plan, the Board has discretion to set the exercise price of stock options, provided that the exercise price may not be lower than the market price of the Common Shares as of the date of the grant of the stock option.

Risk assessment and oversight

As is commensurate with companies of a similar size and at a similar stage of development, during our financial year ended December 31, 2020, our Board did not actively consider the implications of the risks associated with First Mining’s compensation policies and practices.

Prohibitions on hedging and speculation

Pursuant to our Securities Trading Policy, our NEOs and directors are not permitted to take any speculative or derivative positions or purchase financial instruments, including without limitation, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, spread bets, contracts for different, collars or units of exchange funds or other derivative securities that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of First Mining’s securities. A copy of our Securities Trading Policy is available on our website at www.firstmininggold.com.

Compensation governance

The Compensation Committee consists of three members: Keith Neumeyer (current Compensation Committee Chairperson), Richard Lock and Leanne Hall, all of whom are considered independent. The Compensation Committee, on behalf of the Board, monitors the compensation of our executive officers.

The following summary describes the mandate and responsibilities of our Compensation Committee as it relates to NEO compensation:

(a)
to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the CEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

(b)
to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to annually review such plans after their implementation; and

(c)
to annually review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as a member of the Compensation Committee. All members are or have held senior executive roles within public companies, and therefore have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members’ combined experience in the resource sector provides them with the understanding of First Mining’s success factors and risks, which is very important when determining metrics for measuring success.

During the year ended December 31, 2020, we have retained a compensation consultant, Lane Caputo Compensation, to assist the Compensation Committee in determining compensation for our executive officers. This consultant was retained during the third and fourth quarters of financial year 2020. We have not retained a compensation consultant or advisor to assist the Compensation Committee in determining compensation for any of our directors.

Executive compensation – related fees

The following table contains a summary of aggregate fees billed by Lane Caputo Compensation for services related to determining compensation for the Company’s executive officers for the two most recently completed financial years:

	December 31, 2019	December 31, 2020
Executive compensation – related fees	N/A	$24,000

Summary compensation table

The following table contains a summary of the compensation paid or accrued to our NEOs during First Mining’s three most recently completed financial years:

Name and principal position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive plans (3)	Long-term incentive plans
Daniel W. Wilton CEO	2020	$250,000	N/A	$123,400	$225,000	N/A	N/A	Nil	$598,400
	2019	$246,200	N/A	$1,126,400	$75,000	N/A	N/A	Nil	$1,447,600
	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Kenneth Engquist COO	2020	$225,000	N/A	$98,700	$118,125	N/A	N/A	Nil	$441,825
	2019	$151,700	N/A	$283,200	$30,000	N/A	N/A	Nil	$464,900
	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Andrew Marshall CFO	2020	$170,000	N/A	$92,600	$89,250	N/A	N/A	Nil	$351,850
	2019	$170,000	N/A	Nil	$28,900	N/A	N/A	Nil	$198,900
	2018	$140,000	N/A	$272,500	N/A	N/A	N/A	Nil	$412,500
Samir Patel General Counsel & Corporate Secretary	2020	$170,000	N/A	$86,400	$89,250	N/A	N/A	Nil	$345,650
	2019	$170,000	N/A	Nil	$25,500	N/A	N/A	Nil	$195,500
	2018	$140,000	N/A	$272,500	N/A	N/A	N/A	Nil	$412,500
Stephen Lines Vice President, Environment & Community Relations	2020	$16,700	N/A	129,120	$75,000 (4)	N/A	N/A	Nil	$220,820
	2019	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

Notes:

(1)
All dollar amounts in the above summary compensation table and in these footnotes are reflected in Canadian dollars.
(2)
The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2020	2019	2018
Weighted average fair value at grant date:	$0.14	$0.20	$0.22
Risk-free interest rate:	1.74%	2.20%	1.96%
Expected dividend yield:	Nil	Nil	Nil
Expected volatility:	69.11%	71.87%	70.81%
Forfeiture rate	5.31%	5.00%	3.04%
Expected life of option:	5 years	5 years	5 years

The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

(3)
The amounts consist of cash bonuses granted in respect of the Company’s performance in 2020 that were paid in Q1 2021. See detailed breakdown below.
(4)
This amount consists of a signing bonus paid to Mr. Stephen Lines in February 2021. Mr. Lines joined the Company on December 1, 2020. :

2020 Cash Bonuses Paid in Q1 2021

Subsequent to the end of the Company’s most recently completed financial year, on February 1, 2021, the Company granted cash bonuses to our NEOs in respect of the Company’s performance in 2020. Each cash bonus was a percentage of the NEO’s annual salary, and was paid out to each NEO in mid-February 2021:

Name	Bonus Amount ($)	Percentage of Annual Salary
Daniel W. Wilton CEO	$225,000	90%
Kenneth Engquist COO	$118,125	53%
Andrew Marshall CFO	$89,250	53%
Samir Patel General Counsel & Corporate Secretary	$89,250	53%
Stephen Lines (1) Vice President, Environment & Community Relations	$75,000	38%

Notes:

(1)
Mr. Stephen Lines joined the Company on December 1, 2020 and was paid a $75,000 signing bonus in February 2021.

Options Granted in Q1 2021

On February 2, 2021, the Company granted the following stock options to our NEOs:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Daniel W. Wilton CEO	750,000	$0.435	February 2, 2021	February 2, 2026
Kenneth Engquist COO	525,000	$0.435	February 2, 2021	February 2, 2026
Andrew Marshall CFO	665,000	$0.435	February 2, 2021	February 2, 2026
Samir Patel General Counsel & Corporate Secretary	525,000	$0.435	February 2, 2021	February 2, 2026

Each of the above stock options is subject to the following vesting schedule:

●
25% vested immediately on the grant date (February 2, 2021);

●
25% will vest on August 2, 2021;

●
25% will vest on February 2, 2022; and

●
25% will vest on August 2, 2022.

Restricted Share Units Granted in Q1 2021

On February 2, 2021, the Company granted the following RSUs to our NEOs:

Name	Number of RSUs	Grant Date
Daniel W. Wilton CEO	500,000	February 2, 2021
Kenneth Engquist COO	350,000	February 2, 2021
Andrew Marshall CFO	350,000	February 2, 2021
Samir Patel General Counsel & Corporate Secretary	350,000	February 2, 2021

The RSUs service year in respect of the above-mentioned grant of RSUs is the calendar year 2021. Each of the above RSUs is subject to the following vesting schedule:

●
one third will vest on February 2, 2022;

●
one third will vest on February 2, 2023; and

●
one third will vest on February 2, 2024.

Narrative discussion

Employment Agreement with Daniel W. Wilton (CEO)

Pursuant to an employment agreement dated December 20, 2018 entered into between Daniel W. Wilton and First Mining (the “Wilton Agreement”), Mr. Wilton received $250,000 per year in salary for the fiscal year ended December 31, 2020. If Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to 12 months of his base salary, plus an additional 2 months for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Wilton’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Wilton wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice. If there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to 12 months of his base salary, plus an additional 2 months for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all of Mr. Wilton’s unvested options shall immediately become fully vested. Any bonuses paid to Mr. Wilton under the Wilton Agreement are at the sole discretion of the Company.

On January 1, 2021, First Mining and Mr. Wilton entered into an amended and restated employment agreement (the “New Wilton Agreement”) which superseded the Wilton Agreement. Pursuant to the New Wilton Agreement, effective January 1, 2021: (i) Mr. Wilton’s annual base salary was increased to $295,000 per year; (ii) if Mr. Wilton is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Wilton a lump sum equal to 12 months of his base salary at the time of termination plus an additional 2 months of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Wilton in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Wilton is terminated for a reason other than cause, the Company shall pay Mr. Wilton a lump sum equal to 24 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Wilton in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Wilton at that time shall immediately become fully vested. All other terms of the Wilton Agreement were restated in the New Wilton Agreement and continue to be in effect.

Employment Agreement with Kenneth Engquist (COO)

Pursuant to an employment agreement dated April 23, 2019 entered into between Kenneth Engquist and First Mining (the “Engquist Agreement”), Mr. Engquist was hired as First Mining’s COO, effective April 29, 2019, and he received $225,000 per year in salary for the fiscal year ended December 31, 2020. If Mr. Engquist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Engquist’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Engquist wishes to resign, he would need to provide the Company with at least 2 months’ advance written notice. If there is a Change of Control and Mr. Enqguist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to 12 months of his base salary, plus an additional 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all of Mr. Engquist’s unvested options shall immediately become fully vested. Any bonuses paid to Mr. Engquist under the Engquist Agreement are at the sole discretion of the Company.

On January 1, 2021, First Mining and Mr. Engquist entered into an amended and restated employment agreement (the “New Engquist Agreement”) which superseded the Engquist Agreement. Pursuant to the New Engquist Agreement, effective January 1, 2021: (i) Mr. Engquist’s annual base salary was increased to $245,000 per year; (ii) if Mr. Engquist is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Engquist a lump sum equal to 6 months of his base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Engquist in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Engquist is terminated for a reason other than cause, the Company shall pay Mr. Engquist a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Engquist in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Engquist at that time shall immediately become fully vested. All other terms of the Engquist Agreement were restated in the New Engquist Agreement and continue to be in effect.

Employment Agreement with Andrew Marshall (CFO)

Pursuant to an employment agreement dated May 29, 2015 entered into between Andrew Marshall and First Mining (the “Marshall Agreement”), Mr. Marshall received $100,000 per year in salary for the fiscal year ended December 31, 2015 (pro-rated based on his hire date of June 6, 2015). The Marshall Agreement was amended in June 2016 to increase Mr. Marshall’s salary to $120,000 per year and, in connection with Mr. Marshall’s promotion from Controller to Chief Financial Officer in September 2016, the Marshall Agreement was further amended to increase Mr. Marshall’s salary to $140,000 per year. On December 14, 2018, the Marshall Agreement was amended to increase Mr. Marshall’s annual salary to $170,000, effective as of January 1, 2019. Mr. Marshall received $170,000 per year in salary for the fiscal year ended December 31, 2020. If Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to six months of his base salary, plus one month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Marshall’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Marshall wishes to resign, he would need to provide the Company with at least three months’ advance written notice. If there is a Change of Control and Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to one year of his base salary, plus an additional one month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all of Mr. Marshall’s unvested options shall immediately become fully vested. Any bonuses paid to Mr. Marshall under the Marshall Agreement are at the sole discretion of the Company.

On January 1, 2021, First Mining and Mr. Marshall entered into an amended and restated employment agreement (the “New Marshall Agreement”) which superseded the Marshall Agreement. Pursuant to the New Marshall Agreement, effective January 1, 2021: (i) Mr. Marshall’s annual base salary was increased to $205,000 per year; (ii) if Mr. Marshall is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Marshall a lump sum equal to 6 months of his base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Marshall in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Marshall is terminated for a reason other than cause, the Company shall pay Mr. Marshall a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Marshall in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Patel at that time shall immediately become fully vested. All other terms of the Marshall Agreement were restated in the New Marshall Agreement and continue to be in effect.

Employment Agreement with Samir Patel (General Counsel & Corporate Secretary)

Pursuant to an employment agreement dated June 2, 2016 entered into between Samir Patel and First Mining, as amended by letter agreements dated July 12, 2017 and December 14, 2018 (collectively, the “Patel Agreement”), Mr. Patel received $170,000 per year in salary for the fiscal year ended December 31, 2020. If Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Patel’s vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Patel wishes to resign, he would need to provide the Company with at least 1 months’ advance written notice. If there is a Change of Control and Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to 12 months of his base salary, plus an additional 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all of Mr. Patel’s unvested options shall immediately become fully vested. Any bonuses paid to Mr. Patel under the Patel Agreement are at the sole discretion of the Company.

On January 1, 2021, First Mining and Mr. Patel entered into an amended and restated employment agreement (the “New Patel Agreement”) which superseded the Patel Agreement. Pursuant to the New Patel Agreement, effective January 1, 2021: (i) Mr. Patel’s annual base salary was increased to $195,000 per year; (ii) if Mr. Patel is terminated for a reason other than cause, his vested options shall be exercisable until the date that is 12 months from the date of termination of his employment and the Company shall pay Mr. Patel a lump sum equal to 6 months of his base salary at the time of termination plus an additional 1 month of base salary for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, plus an additional amount that is equal to 50% of the aggregate of the total cash bonuses received by Mr. Patel in the two full calendar years immediately preceding the termination of his employment; and (iii) if there is a Change of Control and Mr. Patel is terminated for a reason other than cause, the Company shall pay Mr. Patel a lump sum equal to 18 months of his base salary at the time of such termination, plus an additional amount equal to the aggregate of the total cash bonuses paid to Mr. Patel in the two full calendar years immediately preceding the termination of his employment, and all unvested Awards held by Mr. Patel at that time shall immediately become fully vested. All other terms of the Patel Agreement were restated in the New Patel Agreement and continue to be in effect.

Employment Agreement with Stephen Lines (Vice President, Environment & Community Relations)

Pursuant to an employment agreement dated November 9, 2020 entered into between Stephen Lines and First Mining (the “Lines Agreement”), Mr. Lines was hired as First Mining’s Vice President, Environment & Community Relations, effective December 1, 2020, and he received $200,000 per year in salary for the fiscal year ended December 31, 2020, pro-rated based on his hire date of December 1, 2020. The first three months of Mr. Lines’ employment with the Company is a probationary period, and during this time Mr. Lines may be terminated for any reason without notice or payment in lieu of notice. Following the completion of the probationary period, if Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 6 months of his base salary, plus 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and Mr. Lines’ vested options shall be exercisable until the date that is 12 months from the date of termination of his employment. If Mr. Lines wishes to resign, he would need to provide the Company with at least 1 months’ advance written notice. If there is a Change of Control and Mr. Lines is terminated for a reason other than cause, the Company shall pay Mr. Lines a lump sum equal to 12 months of his base salary, plus an additional 1 month for each year of service completed after the first anniversary of his hire date up to a maximum of 24 months’ base salary, and all unvested Awards held by Mr. Lines at that time shall immediately become fully vested. Any bonuses paid to Mr. Lines under the Lines Agreement are at the sole discretion of the Company.

Stock Options

Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

Incentive plan awards

Outstanding Share-Based Awards and Option-Based Awards

To date, none of our NEOs have been granted any share-based awards by the Company. The following table sets out the outstanding option-based awards held by the NEOs of First Mining at the end of our most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share-based awards that have not vested ($)
Daniel W. Wilton CEO	1,000,000	$0.25	31-Jan-25	$150,000	Nil	N/A
	5,000,000	$0.40	07-Jan-24	Nil	Nil	N/A
Kenneth Engquist COO	800,000	$0.25	31-Jan-25	$98,729	Nil	N/A
	2,000,000	$0.40	29-Apr-24	Nil	Nil	N/A
Andrew Marshall CFO	750,000	$0.25	31-Jan-25	$92,558	Nil	N/A
	750,000	$0.40	10-Dec-23	Nil	Nil	N/A
	500,000	$0.60	15-Jan-23	Nil	Nil	N/A
	560,000	$0.85	10-Feb-22	Nil	Nil	N/A
	300,000	$0.75	16-Jun-21	Nil	Nil	N/A
Samir Patel General Counsel & Corporate Secretary	700,000	$0.25	31-Jan-25	$86,387	Nil	N/A
	750,000	$0.40	10-Dec-23	Nil	Nil	N/A
	500,000	$0.60	15-Jan-23	Nil	Nil	N/A
	450,000	$0.85	10-Feb-22	Nil	Nil	N/A
	250,000	$0.91	06-Sep-21	Nil	Nil	N/A
Stephen Lines Vice President, Environment & Community Relations	600,000	$0.405	01-Dec-25	Nil	Nil	N/A

Notes:

(1)
This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2020 based on the closing price of our Common Shares on the TSX on December 31, 2020, which was $0.40. All options, with the exception of those noted above which are due to expire on or after December 10, 2023, were fully vested as of the grant date of the options.

(2)
Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO and former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year (2) ($)
Daniel W. Wilton CEO	$322,500	Nil	$225,000
Kenneth Engquist COO	$98,000	Nil	$118,125
Andrew Marshall CFO	$91,875	Nil	$89,250
Samir Patel General Counsel & Corporate Secretary	$85,750	Nil	$89,250
Stephen Lines (1) Vice President, Environment & Community Relations	Nil	Nil	$75,000

Notes:

(1)
This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)
The amounts consist of cash bonuses granted in respect of the Company’s performance in 2020 that were paid in Q1 2021.

Description of Equity Compensation Plans

The shareholders of the Company approved our Share Based Compensation Plan at the annual general meeting of shareholders that was held on June 25, 2019. A description of the material terms of the Share Based Compensation Plan are included in Appendix “B”.

Termination and change of control benefits

Other than set out below, we have not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of First Mining or a change in an NEO’s responsibilities.

The NEOs in the table below have termination and change of control benefits provided for in their respective employment/consulting agreements. The terms of each of the NEO’s employment/consulting agreements are described earlier in this Circular under the heading “Summary Compensation Table – Narrative Discussion”.

Termination Without Cause (No Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2020, unrelated to a change of control. We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$290,982	Nil	$24,597	$315,579
Kenneth Engquist COO	$125,188	Nil	$16,600	$141,788
Andrew Marshall CFO	$149,973	Nil	$23,120	$173,093
Samir Patel General Counsel & Corporate Secretary	$135,612	Nil	$17,510	$153,122
Stephen Lines Vice President, Environment & Community Relations	Nil	$75,000	$800	$75,800

Termination Without Cause (Following a Change of Control)

The table below sets out the maximum amount First Mining could be obligated to pay in the event that an NEO was terminated without cause as of December 31, 2020, following a change of control. We would also be obligated to pay the NEO’s actual accrued base salary and expenses up to the date of termination and continue the NEO’s option entitlements for the period set out in their respective employment agreements.

Name	Payment on Termination ($)	Bonus ($)	Vacation Pay ($)	Total Gross Payment on Termination ($)
Daniel W. Wilton CEO	$290,982	Nil	$24,597	$315,579
Kenneth Engquist COO	$237,688	Nil	$16,600	$254,288
Andrew Marshall CFO	$234,973	Nil	$23,120	$258,093
Samir Patel General Counsel & Corporate Secretary	$220,612	Nil	$17,510	$238,121
Stephen Lines Vice President, Environment & Community Relations	Nil	$75,000	$800	$75,800

Director compensation

On July 24, 2019, our Board established and adopted a director compensation plan for its non-executive directors (the “Director Compensation Plan”), replacing the previous plan that had been in place since July 1, 2016. The Director Compensation Plan, which became effective as of July 1, 2019, provides for the semi-annual payment of fees to non-management directors who are not otherwise compensated under a formal management agreement.

Under the Director Compensation Plan:

●
Each non-executive director of First Mining receives $50,000 per year for serving as a director;

●
The Chairman of the Board receives an additional $10,000 per year for serving as Chairman of the Board;

●
The Chair of each Board committee receives and additional $5,000 per year for serving as a Chair of a Board committee;

●
Each non-executive director receives a meeting fee of $1,000 for each Board meeting and Board committee meeting attended by the director; and

●
Each non-executive director receives an additional $2,000 per year as reimbursement of out-of-pocket expenses incurred by the director, with receipts with respect to such expenses to be provided upon request by the Company.

No director fees were paid in 2020 to Mr. Daniel W. Wilton, the Company’s CEO, for serving on the Board.

The following table sets forth the details of compensation provided to our directors, other than the NEOs, during our most recently completed financial year. The value disclosed under option-based awards for directors represents the deemed dollar value of the options granted. Except as may be noted below, no other compensation was paid to directors in their capacity as directors of First Mining or any of its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during our most recently completed financial year.

Name	Fees earned ($)	Share-based awards	Option-based awards of unexercised in-the-money options ($) (1)	Non-equity incentive plan compensation	Pension value ($)	All other compensation ($)	Total compensation ($)
		($)	($) (1)	($)
Keith Neumeyer	$83,625	N/A	$37,023	N/A	N/A	Nil	$120,648
Raymond Polman	$72,000	N/A	$24,682	N/A	N/A	Nil	$96,682
Richard Lock	$77,125	N/A	$17,344	N/A	N/A	Nil	$94,469
Aoife McGrath (2)	$23,667	N/A	$17,344	N/A	N/A	Nil	$41,011
Leanne Hall	$36,333	N/A	$50,403	N/A	N/A	Nil	$86,736
Christopher Osterman (3)	Nil	N/A	$24,682	N/A	N/A	Nil	$24,682
Michel Bouchard (4)	Nil	N/A	$24,682	N/A	N/A	Nil	$24,682
David Shaw (4)	Nil	N/A	$24,682	N/A	N/A	Nil	$24,682

(1)
The fair value of option-based awards is determined by the Black-Scholes Option Pricing Model with the following weighted average assumptions: (a) weighted average fair value at grant date - $0.13; (b) expected dividend yield – nil; (c) average risk-free interest rate - 1.68%; (d) expected life - 5 years; (e) expected volatility – 69.20%; and (f) forfeiture rate – 5.24%. The method of calculation is in accordance with IFRS 2 and is consistent with the method used in our annual audited consolidated financial statements.

(2)
Ceased to be a Director on July 1, 2020.

(3)
Ceased to be a Director on February 11, 2020.

(4)
Ceased to be a Director on April 1, 2020.

Options Granted in Q1 2021

On February 2, 2021, the Company granted the following stock options to our directors:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Keith Neumeyer	437,500	$0.435	February 2, 2021	February 2, 2026
Raymond Polman	437,500	$0.435	February 2, 2021	February 2, 2026
Richard Lock	300,000	$0.435	February 2, 2021	February 2, 2026
Leanne Hall	225,000	$0.435	February 2, 2021	February 2, 2026

Each of the above stock options is subject to the following vesting schedule:

●
25% vested immediately on the grant date (February 2, 2021);

●
25% will vest on August 2, 2021;

●
25% will vest on February 2, 2022; and

●
25% will vest on August 2, 2022.

Deferred Share Units Granted in Q1 2021

On February 2, 2021, the Company granted the following DSUs to our directors:

Name	Number of DSUs	Grant Date
Leanne Hall	40,000	February 2, 2021

Each of the above DSUs is subject to the following vesting schedule:

●
25% vested immediately on the grant date (February 2, 2021);

●
25% will vest on August 2, 2021;

●
25% will vest on February 2, 2022; and

●
25% will vest on August 2, 2022.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

As at December 31, 2020, none of our directors have been granted any share-based awards by the Company. The following table (which continues on the next page) sets forth details regarding all option-based awards that have been granted to each director of First Mining who is not also an NEO or former NEO and that are outstanding as at the end of our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share-based awards that have not vested ($)
Keith Neumeyer Chairman	300,000	$0.25	31-Jan-25	$45,000	Nil	Nil
	700,000	$0.40	10-Dec-23	Nil	Nil	Nil
	1,000,000	$0.60	15-Jan-23	Nil	Nil	Nil
	1,915,000	$0.85	10-Feb-22	Nil	Nil	Nil
	2,500,000	$0.75	16-Jun-21	Nil	Nil	Nil
Raymond Polman Director	200,000	$0.25	31-Jan-25	$30,000	Nil	Nil
	550,000	$0.40	10-Dec-23	Nil	Nil	Nil
	500,000	$0.60	15-Jan-23	Nil	Nil	Nil
	525,000	$0.85	10-Feb-22	Nil	Nil	Nil
	300,000	$0.75	16-Jun-21	Nil	Nil	Nil
Richard Lock Director Director	200,000	$0.25	01-Apr-25	$30,000	Nil	Nil
Leanne Hall Director	200,000	$0.435	30-Oct-25	Nil	Nil	Nil

Notes:

(1)
This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of 2020 based on the closing price of our Common Shares on the TSX on December 31, 2020, which was $0.40. All options, with the exception of those noted above which are due to expire on or after December 10, 2023, were fully vested as of the grant date of the options.

(2)
Effective December 10, 2018, the Board of Directors adopted the following vesting criteria on all future option grants: 25% vests immediately upon grant; 25% vests in 6 months following the date of grant; 25% vests in 12 months following the date of the grant and 25% vests in 18 months following the date of the grant.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during our most recently completed financial year by each director that was not also a former NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Keith Neumeyer Chairman	$36,750	Nil	Nil
Raymond Polman Director	$24,500	Nil	Nil
Richard Lock Director	$22,000	Nil	Nil
Leanne Hall Director	$3,250	Nil	Nil

Notes:

(1)
This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Equity Compensation Plan Information

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our securityholders	45,820,000	$0.53	23,901,645
Equity compensation plans not approved by our securityholders	Nil	Nil	Nil
TOTAL	45,820,000	$0.53	23,901,645

Note:

(1)
The aggregate number of Common Shares that may be reserved for issuance under our current stock option plan shall not exceed 10% of First Mining’s issued and outstanding Common Shares. As at December 31, 2020, we had 697,216,453 Common Shares issued and outstanding.

Annual burn rate

For each of the last three financial years, the annual burn rate of our current stock option plan relative to options issued under the plan is:

●
1.76% for 2020 (11,350,000 options were issued in fiscal year 2020);

●
1.35% for 2019 (7,750,000 options were issued in fiscal year 2019); and

●
4.17% for 2018 (23,220,000 options were issued in fiscal year 2018).

The “burn rate” of our current stock option plan for any given fiscal year is calculated by dividing the total number of stock options granted in that fiscal year by the weighted average number of Common Shares outstanding for that year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of First Mining, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of our most recently completed financial year.

Management Contracts

Other than as disclosed elsewhere in this Circular, no management functions of First Mining are to any substantial degree performed by a person or company other than the directors or NEOs of the Company.

Additional Information

Additional information relating to First Mining is available under our SEDAR profile at www.sedar.com.

You can find financial information relating to First Mining in our comparative financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.firstmininggold.com/investors/reports-filings/financials and under our SEDAR profile at www.sedar.com.

You can also request copies free of charge by contacting us at:

First Mining Gold Corp.	info@firstmininggold.com
Suite 2070 – 1188 West Georgia Street	Telephone: 1.844.306.8827
Vancouver, British Columbia V6E 4A2

Board Approval

Our Board has approved the contents of this Circular and authorized us to send it to you.

DATED at Vancouver, British Columbia, this 18th day of May, 2021.

ON BEHALF OF THE BOARD,

/s/ Daniel W. Wilton

Daniel W. Wilton
Chief Executive Officer and Director

Appendix A

Board Mandate

BOARD OF DIRECTORS CHARTER

1.
INTRODUCTION

1.1 The First Mining Gold Corp. (the “Company”) board of directors (the “Board”) has the primary responsibility to foster the short and long-term success of the Company and is accountable to the Company’s shareholders and other stakeholders.

1.2 The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board sets the standards of conduct for the Company.

1.3 This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

2.
COMPOSITION AND BOARD ORGANIZATION

2.1 Nominees for directors are initially considered and recommended by the Board’s Compensation Committee in conjunction with the Chair of the Board, approved by the entire Board and elected annually by the shareholders.

2.2 A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices).

2.3 Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their charters.

3.
RESPONSIBILITIES

Managing the Affairs of the Board

3.1 The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section 4. Subject to these legal obligations and to the articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)
annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b)
appointing, determining the composition of and setting the terms of reference for, Board committees;

(c)
determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

(d)
assessing the adequacy and form of director compensation;

(e)
assuming responsibility for the Company’s governance practices;

(f)
establishing new director orientation and ongoing director education processes;

(g)
ensuring that the independent directors meet regularly without executive directors and management present;

(h)
setting the terms of reference for the Board; and

(i)
appointing the Corporate Secretary to the Board.

Human Resources

3.2
The Board has the responsibility to:

(a)
appoint the Chief Executive Officer and plan Chief Executive Officer succession;

(b)
set terms of reference for the Chief Executive Officer;

(c)
provide advice and counsel to the Chief Executive Officer in the execution of the Chief Executive Officer’s duties;

(d)
annually approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

(e)
monitor and, at least annually, review the Chief Executive Officer’s performance against agreed upon annual objectives;

(f)
to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers, and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

(g)
set the Chief Executive Officer’s compensation;

(h)
approve the Chief Executive Officer’s acceptance of significant public service commitments or outside directorships;

(i)
approve decisions relating to senior management, including:

(i)
review senior management structure including the duties and responsibilities to be assigned to officers of the Company;

(ii)
on the recommendation of the Chief Executive Officer, appoint and discharge the officers of the Company who report to the Chief Executive Officer;

(iii)
review compensation plans for senior management including salary, incentive, benefit and pension plans;

(iv)
review employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(v)
approve certain matters relating to all employees, including:

(A)
the Company’s broad compensation strategy and philosophy;

(B)
new benefit programs or material changes to existing programs; and

(vi)
ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

3.3
The Board has the responsibility to:

(a)
adopt and periodically review a strategic planning process for the Company;

(b)
participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)
approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)
direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)
approve the entering into, or withdrawing from, projects that are, or are likely to be, material to the Company; and

(f)
approve material mergers, acquisitions, joint ventures, and divestitures.

Financial and Corporate Issues

3.4
The Board has the responsibility to:

(a)
take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
(b)
review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with international financial reporting standards (“IFRS”), including quarterly and annual financial statements, information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(c)
declare cash or in specie dividends subject to applicable laws and the best interests of the Company;

(d)
approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

(e)
approve the incurring of any material debt by the Company outside the ordinary course of business;

(f)
approve the commencement or settlement of litigation that may have a material impact on the Company; and

(g)
recommend the appointment of external auditors and approve auditors’ fees.

Business and Risk Management

3.5
The Board has the responsibility to:

(a)
ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks; and

(b)
evaluate and assess information provided by management and others about the effectiveness of risk management systems.

Policies and Procedures

3.6
The Board has the responsibility to:

(a)
approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(b)
approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics; and

(c)
direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

Compliance Reporting and Corporate Communications

3.7
The Board has the responsibility to:

(a)
ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(b)
approve and periodically review the Company’s communications policy;

(c)
ensure the Board has measures in place to receive feedback from shareholders;

(d)
approve interaction with shareholders on all items requiring shareholder response or approval;

(e)
ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(f)
ensure the financial results are reported fairly and in accordance with IFRS;

(g)
ensure the Chief Executive Officer and Chief Financial Officer certify the Company’s annual and interim financial statements, annual and interim MD&A and, if applicable, Annual Information Form, and that the content of the certification meets all applicable legal and regulatory requirements; and

(h)
ensure timely reporting of any other developments that have a significant and material effect on the Company.

Investor Relations

3.8
The Chair of the Board and either the Chief Executive Officer or the President of the Company have the responsibility to approve all investor relations materials and all such materials must be so approved before such materials are distributed.

4.
GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

4.1
The Board is responsible for:

(a)
directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(b)
recommending changes in the articles, matters requiring shareholder approval, and setting agendas for shareholder meetings.

4.2
The Business Corporation Act (British Columbia) identifies the following as legal requirements for the Board:

(a)
act honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)
to disclose conflicts of interest;

(ii)
not to appropriate or divert corporate opportunities;

(iii)
to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)
to disclose information vital to the business of the Company in the possession of a director;

(b)
exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)
act in accordance with the Business Corporations Act (British Columbia) and the articles of the Company.

4.2
EFFECTIVE DATE

5.1
This Mandate was implemented by the Board on June 22, 2015.

Appendix B

  Material Terms of Share-Based Compensation Plan

The material terms of our Share-Based Compensation Plan, which was approved by our shareholders at our previous annual general meeting that was held on June 25, 2019, are set out below. Capitalized words used in this summary and not otherwise defined have the meaning ascribed to them in the Share-Based Compensation Plan.

●
Maximum Number of Shares Issuable – The maximum number of Common Shares issuable under the Share-Based Compensation Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares of the Company.

●
Types of Awards – Pursuant to the Share-Based Compensation Plan, the Company may issue Bonus Shares, Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

●
Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the Share-Based Compensation Plan shall not result in:

●
the number of Common Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Common Shares;

●
the number of Common Shares issued to Insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares; or

●
the number of Common Shares issuable to Insiders at any time exceeding 10% of the issued and outstanding Common Shares.

In addition, the Share-Based Compensation Plan shall not result in the number of Common Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Bonus Shares

●
Bonus Shares may be granted to Participants as a discretionary bonus at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Bonus Shares shall be issued at the Market Price in effect on the date of grant.

Options

●
Stock Option Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Common Shares on the grant date.

●
Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Share-Based Compensation Plan. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

●
Vesting Schedule – Options vest and become exercisable in 25% increments on: (i) the grant date (or the date of expiry of the probationary period for new hires); (ii) the 6 month anniversary of the grant date; (iii) the 12 month anniversary of the grant date; and (iv) the 18 month anniversary of the grant date.

●
Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option (which will in no circumstances be lower than the Market Price), or (ii) if permitted by the Board, on a cashless basis by receiving that number of Common Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

●
Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the Share-Based Compensation Plan. A summary of these provisions is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Reason for Termination	Vesting	Expiry of Option
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of retirement.
Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.

Reason for Termination	Vesting	Expiry of Option
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.
Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option
Death or Disability	Subject to the discretion of the Board, Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) one year from the date of death or Disability of the Participant.

Reason for Termination	Vesting	Expiry of Option
Change in Control	Options will vest in accordance with Section 12 of the Share-Based Compensation Plan.	Options expire in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board
The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the Share-Based Compensation Plan and (ii) the 90th day following the date the Participant ceases to be a Consultant

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

●
Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the Share-Based Compensation Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

●
Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

●
Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

●
Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

●
Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the Share-Based Compensation Plan respectively. A summary of these provisions is contained in the tables below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability
Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement
Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Reason for Termination	Treatment of Restricted Share Units
Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above
Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability
Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Reason for Termination	Treatment of Restricted Share Units
Ceasing to Hold Office other than as set out above including Mandatory Retirement
Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability
Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability
Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement
Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above
Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability
Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement
Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant

Reason for Termination	Treatment of Performance Share Units
Death or Disability
Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Deferred Share Units

●
Terms – A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Common Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the Share-Based Compensation Plan (including whether dividend equivalents will be credited to a Participant’s DSU Account) are determined by the Board at the time of the grant.

Under the Share-Based Compensation Plan, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director’s annual retainer or an officer or employee’s annual incentive.

●
Vesting – Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

●
Settlement – Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional Common Shares represented by the Deferred Share Units in the Participant’s DSU Account.

●
Credit to Account – As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

●
Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the Share-Based Compensation Plan. A summary of these provisions for Directors and Employees is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability
Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement
Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Reason for Termination	Treatment of Deferred Share Units
Ceasing to be Employed other than as set out above
Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) If Participant is a Director:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability
Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will vest and be settled as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement
Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability
Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 12 of the Share-Based Compensation Plan.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

General

●
Assignment – Awards under the Share-Based Compensation Plan are non-assignable and non-transferable other than to a Participant's Personal Representatives.

●
Amendments Not Requiring Shareholder Approval - The Board may amend the Share-Based Compensation Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Share-Based Compensation Plan or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a)
altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b)
a change to the termination provisions of the Share-Based Compensation Plan or any Award which does not entail an extension beyond the original expiry date;

(c)
amending or modifying the mechanics of exercise or settlement of Awards;

(d)
effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)
effecting amendments respecting the administration of the Share-Based Compensation Plan;

(f)
effecting amendments necessary to suspend or terminate the Share-Based Compensation Plan;

(g)
amending the change of control provisions of the Share-Based Compensation Plan, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Common Shares upon a Change in Control;

(h)
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

●
Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)
any increase in the number of shares issuable under the Share-Based Compensation Plan or the percentage limit set out in Section 4.4 of the Share-Based Compensation Plan, except such increases by operation of Sections 4.1 or 11 of the Share-Based Compensation Plan;

(b)
with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c)
any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d)
any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e)
any amendment to the insider participation limits or non-executive director limits under the Share-Based Compensation Plan or any amendment to the amendment sections of the Share-Based Compensation Plan; and

(f)
any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

●
Financial Assistance – The Share-Based Compensation Plan provides that the Company may not offer financial assistance in respect of the exercise of any Award.

Appendix C

Distribution Resolution

C-1

DISTRIBUTION RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES OF FIRST MINING GOLD CORP.

BE IT RESOLVED as a special resolution that:

1.
The arrangement (the “Arrangement”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”), as it may be amended, modified or supplemented from time to time, attached as Appendix “D” to the notice of annual general and special meeting and management information circular pursuant to Section 288 of the Business Corporations Act (British Columbia) is hereby approved and authorized.

2.
The actions of the directors of First Mining Gold Corp. (“First Mining”) in approving the Arrangement are hereby confirmed, ratified and approved.

3.
First Mining is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Plan of Arrangement (as they may be amended, modified or supplemented from time to time).

4.
Notwithstanding that this special resolution has been passed by the shareholders of First Mining (the “Shareholders”), the board of directors of First Mining may, without further approval of the Shareholders, amend the Plan of Arrangement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the date upon which First Mining provides notice to Shareholders of the Effective Date and Distribution Record Date (as such terms are defined in the Plan of Arrangement) through one or more news releases.

5.
Any one director or officer of First Mining is hereby authorized, for and on behalf of First Mining, to execute and deliver, whether under the corporate seal of First Mining or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.
C-2

Appendix D

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER PART 9, DIVISION 5 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)
“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)
“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;

(c)
“Arrangement Resolutions” means the special resolutions of the First Mining Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;

(d)
“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(e)
“Board of Directors” means the current and existing board of directors of First Mining;

(f)
“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g)
“Court” means the Supreme Court of British Columbia;

(h)
“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 4 of this Plan of Arrangement;

(i)
“Dissent Rights” means the rights of dissent granted in favour of registered holders of First Mining Shares in accordance with Article 4 of this Plan of Arrangement;

(j)
“Dissenting Share” has the meaning given in Section 1.1(a) of this Plan of Arrangement;

(k)
“Dissenting Shareholder” means a registered holder of First Mining Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(l)
“Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the First Mining Shareholders entitled to receive Treasury Metals Shares and Treasury Metals Warrants pursuant to this Plan of Arrangement;

(m)
“Effective Date” shall be the date of the closing of the Arrangement;

(n)
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as determined by First Mining;

(o)
“Final Order” means the final order of the Court approving the Arrangement;

(p)
“First Mining” means First Mining Gold Corp., a corporation existing under the BCBCA;

(q)
“First Mining Meeting” means the annual and special meeting of the First Mining Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(r)
“First Mining Shareholder” means a holder of First Mining Shares;

(s)
“First Mining Shares” means the common shares without par value which First Mining is authorized to issue as the same are constituted on the date hereof;

(t)
“Information Circular” means the management information circular of First Mining, including all schedules thereto, to be sent to the First Mining Shareholders in connection with the First Mining Meeting, together with any amendments or supplements thereto;

(u)
“Interim Order” means the interim order of the Court providing advice and directions in connection with the First Mining Meeting and the Arrangement;

(v)
“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(w)
“Registrar” means the Registrar of Companies under the BCBCA;

(x)
“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(y)
“Treasury Metals” means Treasury Metals Inc., a company existing under the laws of Ontario;

(z)
“Treasury Metals Shares” means 23,333,333 common shares in the capital of Treasury Metals, which are held by First Mining;

(aa)
“Treasury Metals Warrants” means 35,000,000 common share purchase warrants, each exercisable to acquire 0.33 of a Treasury Metals Share at an exercise price of $1.50 until August 7, 2023, which are held by First Mining;

(bb)
“TSX” means the Toronto Stock Exchange; and

(cc)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2 Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4 Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5 Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6 Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Article 2

ARRANGEMENT EFFECTIVENESS

2.1 Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on First Mining and the First Mining Shareholders (including Dissenting Shareholders) at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

Article 3

THE ARRANGEMENT

3.1 The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of First Mining or Treasury Metals, but subject to the provisions of Article 4:

(a)
each First Mining Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) shall be directly transferred and assigned by such Dissenting Shareholder to First Mining, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their First Mining Shares by First Mining;

(b)
First Mining shall reduce the paid-up capital of the First Mining Shares by an amount equal to the fair market value of the Treasury Metals Shares and Treasury Metals Warrants to be distributed to the First Mining Shareholders as set out in Section 3.1(c) below;

(c)
the Treasury Metals Shares and Treasury Metals Warrants shall be distributed to the First Mining Shareholders in satisfaction of the reduction in paid-up capital in Section 3.1(b) above, on the basis that for each First Mining Share issued and outstanding on the Distribution Record Date, the holder of such First Mining Share shall receive: (i) that portion of a Treasury Metals Share determined by dividing the 23,333,333 Treasury Metals Shares by the number of First Mining Shares issued and outstanding on the Distribution Record Date; and (ii) that portion of a Treasury Metals Warrant determined by dividing the 35,000,000 Treasury Metals Warrants by the number of First Mining Shares issued and outstanding on the Distribution Record Date, and the Treasury Metals Shares and Treasury Metals Warrants transferred to such holders of the First Mining Shares will be registered in the name of such holders of the First Mining Shares and First Mining will provide Treasury Metals and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Treasury Metals; and

(d)
the capital account in respect of the First Mining Shares shall be adjusted to reflect the reduction in Section 3.1(b) above.

3.2 No Fractional Securities. Notwithstanding any other provision of this Arrangement, no fractional Treasury Metals Shares or Treasury Metals Warrants shall be distributed to the First Mining Shareholders and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the next whole number without any compensation therefor.

3.3 Distribution Record Date. In Section 1.1(c) the reference to a holder of a First Mining Share shall mean a person who is a First Mining Shareholder on the Distribution Record Date, subject to the provisions of Article 4. Any First Mining Shares traded after the Distribution Record Date shall not carry any rights to receive Treasury Metals Shares or Treasury Metals Warrants.

3.4 Convertible Securities. For greater certainty, the convertible securities of First Mining shall not carry any rights to receive Treasury Metals Shares or Treasury Metals Warrants.

3.5 Supplementary Actions. Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of First Mining and Treasury Metals shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

3.6 Withholding. Each of First Mining and any transfer agent shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of Treasury Metals Shares or Treasury Metals Warrants made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any Treasury Metals Shares or Treasury Metals Warrants so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.7 No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.8 Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued or distributed pursuant to the Arrangement will be: (i) exempt from the prospectus requirements of Canadian securities laws, and (ii) issued or distributed in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

Article 4

RIGHTS OF DISSENT

4.1 Dissent Right. Registered holders of First Mining Shares may exercise Dissent Rights with respect to their First Mining Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to First Mining at least two Business Days before the day of the First Mining Meeting or any adjournment or postponement thereof.

4.2 Dealing with Dissenting Shares. First Mining Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a)
are ultimately entitled to be paid fair value for their Dissenting Shares by First Mining shall be deemed to have transferred their Dissenting Shares to First Mining for cancellation as of the Effective Time pursuant to Section 1.1(a); or

(b)
for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting First Mining Shareholder and shall receive Treasury Metals Shares and Treasury Metals Warrants on the same basis as every other non-dissenting First Mining Shareholder;

but in no case shall First Mining be required to recognize such persons as holding First Mining Shares on or after the Effective Date.

4.3 Reservation of Treasury Metals Shares and Warrants. If a First Mining Shareholder exercises Dissent Rights, First Mining shall, on the Effective Date, set aside and not distribute that portion of the Treasury Metals Shares and Treasury Metals Warrants which is attributable to the First Mining Shares for which Dissent Rights have been exercised. If the dissenting First Mining Shareholder is ultimately not entitled to be paid for their Dissenting Shares, First Mining shall distribute to such First Mining Shareholder his or her portion of the Treasury Metals Shares and Treasury Metals Warrants. If a First Mining Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then First Mining shall retain the portion of the Treasury Metals Shares and Treasury Metals Warrants attributable to such First Mining Shareholder and such Treasury Metals Shares and Treasury Metals Warrants will be dealt with as determined by the Board of Directors of First Mining in its discretion.

Article 5

PARAMOUNTCY

5.1 Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all First Mining Shares and other securities of First Mining issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of First Mining Shares, and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

Article 6

AMENDMENTS & WITHDRAWAL

6.1 Amendments. First Mining, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the First Mining Meeting, approved by the Court.

6.2 Amendments Made Prior to or at the First Mining Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by First Mining at any time prior to or at the First Mining Meeting with or without any prior notice or communication, and if so proposed and accepted by the First Mining Shareholders voting at the First Mining Meeting, shall become part of this Plan of Arrangement for all purposes.

6.3 Amendments Made After the First Mining Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by First Mining after the First Mining Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the First Mining Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by First Mining, provided that it concerns a matter which, in the reasonable opinion of First Mining, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of First Mining Shares.

6.4 Withdrawal. Notwithstanding any prior approvals by the Court or by First Mining Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the First Mining Shareholders.

  Appendix E

Interim Order

E-5

E-6

E-7

E-8

Appendix F

Notice of Hearing of Petition

Appendix G

BCBCA Dissent Provisions

DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 — Dissent Proceedings
Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)
in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)
in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)
the court orders otherwise, or

(b)
in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)
under section 260, in respect of a resolution to alter the articles

(i)
to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii)
without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)
under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)
under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)
in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)
under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)
under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)
in respect of any other resolution, if dissent is authorized by the resolution;

(h)
n respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)
prepare a separate notice of dissent under section 242 for

(i)
the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)
each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)
identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)
dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)
dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)
cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)
provide to the company a separate waiver for

(i)
the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)
each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(a)
identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)
the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)
a copy of the proposed resolution, and

(b)
a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)
a copy of the proposed resolution, and

(b)
a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)
a copy of the resolution,

(b)
a statement advising of the right to send a notice of dissent, and

(c)
if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)
a copy of the entered order, and

(b)
a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)
if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)
if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)
the date on which the shareholder learns that the resolution was passed, and

(ii)
the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)
on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(a)
if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)
within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)
if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)
the names of the registered owners of those other shares,

(ii)
the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)
a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(a)
if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)
the name and address of the beneficial owner, and

(ii)
a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)
if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)
the date on which the company forms the intention to proceed, and

(ii)
the date on which the notice of dissent was received, or

(a)
if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)
be dated not earlier than the date on which the notice is sent,

(b)
state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)
advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)
a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)
the certificates, if any, representing the notice shares, and

(c)
if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)
be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)
set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)
the names of the registered owners of those other shares,

(ii)
the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)
that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)
the dissenter is deemed to have sold to the company the notice shares, and

(b)
the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)
promptly pay that amount to the dissenter, or

(b)
if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)
join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)
make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)
if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)
the company is insolvent, or

(b)
the payment would render the company insolvent.

Loss of right to dissent

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)
the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)
the resolution in respect of which the notice of dissent was sent does not pass;

(c)
the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)
the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)
the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)
a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)
with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)
the notice of dissent is withdrawn with the written consent of the company;

(i)
the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)
the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)
the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

For More Information Contact:

Janet Meiklejohn
Vice President, Investor Relations

Toll-Free: 1-844-306-8827

Email: info@firstmininggold.com

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